THE SECURITIES REPRESENTED BY THIS AMENDED AND RESTATED COMPANY AGREEMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE. UNITS OF THE COMPANY MAY NOT BE TRANSFERRED OTHER THAN AS PROVIDED IN ARTICLE IX OF THIS AMENDED AND RESTATED COMPANY AGREEMENT.

AMENDED AND RESTATED COMPANY AGREEMENT
OF
RANCH HAND SUPPLY CO. LLC

THIS AMENDED AND RESTATED COMPANY AGREEMENT OF RANCH HAND SUPPLY CO. LLC is executed and effective as of December 30, 2022 (the "***Effective Date***") by the persons who sign and are identified as "***Members***" on the Unit Register attached hereto or as separately maintained by the Company in its discretion (as may be amended from time to time in accordance with this Agreement, the "***Unit Register***").

RECITALS

WHEREAS: The Class A Members formed the Company as a limited liability company pursuant to the TBOC (as defined below).

WHEREAS: The undersigned Members, constituting a Majority in Interest (as defined in the Prior Agreement), now desire to amend and restate the Amended and Restated Company Agreement of the Company, dated as of February 1, 2021 (as amended to date, the "***Prior Agreement***"), in its entirety in the manner set forth in this Agreement, in accordance with the Prior Agreement and as permitted under the TBOC.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Members hereby amend and restate the Prior Agreement in its entirety as follows:

ARTICLE I
FORMATION OF COMPANY

1.1 Formation; Name of the Company. The Class A Members have formed the Company as a limited liability company pursuant to the provisions of the TBOC for the purposes hereinafter set forth. The name of the Company shall be "Ranch Hand Supply Co. LLC".

1.2 Definitions. For purposes of this Agreement, capitalized terms used but not defined within the body of this Agreement shall have the meanings specified in Exhibit A attached hereto.

1.3 Term. The term of the Company commenced on July 10, 2019 and shall continue until the termination of the Company in accordance with the provisions of Article X.

1.4 Principal Office. The principal office of the Company shall be 12501 Pauls Valley Rd, Unit D, Austin, TX 78737, or such other location or locations in the State of Texas as the Board (as defined below in Section 7.1) may determine. The books and records of the Company shall be kept at the principal office of the Company, or such other location or locations in the State of Texas as the Board may determine.

1.5 Registered Office; Registered Agent. The "***Registered Office***" of the Company in Texas shall be 12501 Pauls Valley Rd, Unit D, Austin, TX 78737, and the name of the "***Registered Agent***" at such address is Quentin Cantu. The Registered Office and/or Registered Agent may be changed by the Board from time to time in accordance with provisions of the TBOC.

1.6 Purpose. The Company was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the TBOC, including the operation (by the Company or of any of its subsidiaries) of food service businesses including food trucks, restaurants and catering services, and as a spirits manufacturer for pre-mixed beverages.

1.7 No Partnership. The Members intend that the Company shall not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member, for any purposes other than applicable tax laws, and this Agreement may not be construed to suggest otherwise.

ARTICLE II
MANAGEMENT

2.1 Management by the Board. Except for situations in which the approval of the Members is required by this Agreement or by non-waivable provisions of the TBOC, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of the Board, as appointed pursuant to the provisions of this Agreement. In furtherance thereof, subject only to Section 2.3 and any other provision of this Agreement conferring a right of consent, approval or joinder of the Members, the Board shall have the full, exclusive and complete right, power and authority to manage, control and make all decisions and give (or withhold) all consents or approvals with respect to the business, operations, investments and affairs of the Company and its properties, and to do all things which, in the sole judgment of the Board, are necessary, proper or desirable to carry out and exercise the foregoing authority. The Board shall also have full power and authority to implement or cause to be implemented the decisions of the Members. Without limiting the generality of the foregoing, the Board, subject to the limitations imposed in this Agreement, or one or more officers designated by the Board shall have the following power and authority, exercisable in the sole discretion of the Board on behalf of the Company:

(a) to take any action to protect or preserve the title and interests of the Company with respect to its assets;

(b) to take any action, including protests, with regard to any tax or other assessments imposed with respect to the assets or operations of the Company;

(c) subject to any limitations or Member approvals as required by Section 2.3, to appoint, employ, contract with or terminate employees, contractors, consultants, accountants, attorneys and other Persons in connection with the business and affairs of the Company;

(d) to the extent funds of the Company are available, make or cause to be made, all disbursements to pay all debts and obligations of the Company;

(e) to maintain all funds of the Company in one or more accounts with banks or other financial institutions;

(f) to prepare and modify any budget for the Company;

(g) to establish reserves for operations, improvements and contingencies for the Company;

(h) to make distributions to the Members;

(i) to take any action with respect to the enforcement of the rights, duties and obligations of the Company to any Person, including the conduct of any litigation or other proceeding, the incurring of legal fees and expenses, and the settlement of claims and suits;

(j) to take any action with respect to the compliance of the Company with applicable laws, ordinances, orders, rules, regulations and requirements;

(k) to take all action and exercise all power and authority delegated to the Board under any other provisions of this Agreement;

(l) to initiate, waive, contest, settle or compromise any legal proceeding, suit, claims or action concerning the Company;

(m) to institute any judicial action or administrative appeal against any tax authority with respect to the Company;

(n) to acquire or sell personal property, tangible or intangible;

(o) to file or otherwise take advantage of on behalf of the Company any proceedings in, or consent to the filing of any petition under, any federal or state bankruptcy, insolvency or other laws for the relief of debtors; and

(p) to take any action reasonably appropriate to carry out any of the foregoing powers or that the Board may deem necessary, appropriate or desirable in furtherance of the purposes of the Company.

The foregoing powers shall be exercised by the Board, or one or more officers designated by the Board, on the Company's behalf and in its name, as its acts and deeds. All actions taken and all decisions made by the Board pursuant to the foregoing powers shall be binding on the Company.

2.2 Reserved.

2.3 Majority Decisions. Notwithstanding any other provision of this Agreement, the Certificate of Formation, or the TBOC to the contrary, at any time when any Preferred Units are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without the written consent of a Majority in Interest and any such act or transaction entered into without such written consent shall be null and void ab initio, and of no force or effect:

(a) perform or take any action which would result in a winding up, termination or dissolution of the Company under this Agreement or by operation of law;

(b) amend or restate the Certificate of Formation;

(c) merge or consolidate the Company with any other entity or change or reorganize the Company into any other legal form or take any action that would result in the Company no longer being taxed as a partnership for federal income tax purposes;

(d) sell, transfer or otherwise dispose of all or substantially all of the assets of the Company;

(e) acquire or sell any real property;

(f) commence a voluntary bankruptcy of the Company;

(g) alter the Company's purpose, as expressed in Section 1.6;

(h) cause or permit any subsidiary of the Company (including Ranch Hand Spirits Co. LLC) to do any of the foregoing items (a) through (g);

(i) admit any new member to, or grant to any person an economic interest in, any subsidiary of the Company;

(j) make any Person other than the Company a manager of any subsidiary of the Company, unless approved by the Board;

(k) amend and/or restate the operating agreement of any subsidiary of the Company, unless approved by the Board, and only to the extent such amendment and/or restatement does not otherwise change the effective voting control of such subsidiary;

(l) create or authorize the creation of, or issue any other security convertible into or exercisable for, any equity security of the Company unless the same ranks junior to the Class D Units with respect to their rights, preferences, and privileges, or increase the authorized number of Preferred Units or any class thereof;

(m) purchase or redeem any equity securities of the Company, other than equity securities of the Company repurchased from former employees and consultants in connection with the cessation of their service on terms approved by the Board; or

(n) adopt, amend, terminate, or repeal any equity (or equity-linked) compensation plan or increase the number of equity securities of the Company that may be granted or otherwise issued thereunder.

2.4 Reserved.

2.5 Limited Authority of Members. Other than as specifically provided for in this Agreement, no Member shall, individually in its capacity as a Member, (i) be permitted to take part in the business or control of the business or affairs of the Company, (ii) have any voice in the management or operation of any Company property, (iii) have the authority or power to act as agent for or on behalf of the Company or any other Member, or (iv) incur any expenditures or create or incur any indebtedness or obligations on behalf of or with respect to the Company.

2.6 Outside Activities. This Agreement shall not preclude or limit, in any respect, the right of any Member or its Related Parties to engage or invest in any business activity of any nature or description, including those which may be the same as or similar to the Company's business and in competition

therewith. Any such activity may be engaged in independently or with others without any obligation whatsoever to offer the same to the Company or any other Member. Neither the Company, any Member nor any of their respective Related Parties shall have any right, by virtue of this Agreement, in or to such other investments or activities, or to the income or proceeds derived therefrom, and the pursuit of such investments and activities, even if competitive with the business of the Company, shall not be deemed wrongful or improper. Notwithstanding the foregoing, this Section 2.6 shall in no way limit any other agreement to which a Member, Manager or officer of the Company (or their Affiliates) may be party.

2.7 Power of Attorney. By the execution of this Agreement, the Members constitute and appoint the Board, as their true and lawful attorney-in-fact and agent with full power and authority to act in their name, place and stead in the execution, acknowledgment, delivering, filing and recording all assumed or fictitious name certificates and other documents that the Board deems necessary or reasonably appropriate for the following specific purposes:

(a) to qualify or continue the Company as a limited liability company in Texas and to qualify the Company to do business in the states in which the Company is required to qualify;

(b) to amend this Agreement to reflect any of the following:

(i) a change in the identity of any Member, the admission, substitution or withdrawal of any Member, or an adjustment to the Capital Contributions, number of Units or Percentage Interest of any Member, in each case in accordance with the terms of this Agreement, or to amend the Certificate of Formation as required by any such change or amendment;

(ii) a change in the name of the Company, the location of the principal place of business of the Company, the Registered Agent of the Company or the Registered Office of the Company, in each case in accordance with the terms of this Agreement;

(iii) a change that, in the Board's reasonable discretion, is necessary or advisable to qualify or continue the qualification of the Company as a limited liability company or to ensure that the Company will not be treated as other than a partnership for federal income tax purposes;

(iv) a change that, in the Board's reasonable discretion, (A) does not adversely affect the Members in any material respect, or (B) is necessary or advisable to satisfy any requirements, condition or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the TBOC);

(v) an amendment that in the Board's reasonable discretion is necessary or advisable in connection with the authorization or issuance of any class or series of equity in accordance with this Agreement, subject to the receipt of any consent of the Members required in connection with such issuance by Section 2.3;

(vi) any amendment of this Agreement expressly permitted in this Agreement to be made by the Board without the Members' consent (including as permitted by Sections 3.3, 9.10 or 12.4) or any amendment of this Agreement made following receipt of the Members' consent as required by this Agreement or applicable provisions of the TBOC; or

(c) to reflect the termination of the Company after the same has been terminated in accordance herewith.

The power of attorney granted herein shall be deemed to be coupled with an interest and shall, to the extent permitted by law, survive the dissolution and liquidation of a Member, and shall be binding on any assignee or vendee of any Unit(s) hereunder, including any of the distributive rights relating thereto.

ARTICLE III
CAPITAL OF THE COMPANY

3.1 Capital Contributions. Each Member shall contribute as their initial capital contributions (if any), the assets (if any) listed opposite such Member's name in the column entitled "Capital Contribution" on the Unit Register (as may be amended from time to time in accordance with this Agreement) to the capital of the Company concurrently with such Member's execution and delivery hereof. Any Member may make such further capital contributions as such Member and the Board may mutually determine from time to time. Any future capital contributions by any Member will be reflected on the Unit Register. Except as otherwise provided in this Agreement, no Member shall have any obligation to make any additional contributions of capital to the Company or to make any loan to the Company, and no Member shall have any liability to the Company or any other Member by virtue of refusing to make any additional contributions of capital or loans to the Member. Notwithstanding the prior sentence, nothing herein shall prevent a Member from lending money to the Company under terms and conditions approved by the Board.

3.2 Return of Capital Contributions. No Member is entitled to the return of its Capital Contributions or to be paid interest in respect of either its Capital Account or any Capital Contributions made by it to the Company. No unrepaid Capital Contributions shall be deemed or considered to be a liability of the Company or of any Member. No Member shall be required to contribute or loan any cash or property to the Company to enable the Company to return any Member's Capital Contributions.

3.3 Members; Contributions; Units and Percentage Interests. The name, address, Capital Contributions and Percentage Interest of, and the number and class of Units held by, each Member shall be set forth on the Unit Register, which shall be amended by the Board from time to time to reflect the issuance or transfer of Units, and the admission of substituted or additional Members. The Units owned by Members hereunder shall not be represented by certificates.

3.4 Initial Units; Additional Issue of Units. The interest of the Members in the Company shall be represented by Units, which shall entitle the holder to the rights and are subject to the conditions and terms as set forth in this Agreement. Initially, the Board has authorized the issuance of the Units set forth on the Unit Register to be issued to the Members upon the execution of this Agreement or the satisfaction of any other conditions identified by the Board. An aggregate of 1,711,397.5 Class A Units are issued and outstanding and held between Brian R. Murphy and Quentin Cantu, as reflected on the Unit Register. The Board may cause the Company to issue additional Class A Units only on such terms and conditions as are approved by a Preferred Unit Majority. The Company is authorized to issue up to 1,161,924.6762 Class B Units (the "***Authorized Class B Units***"), up to 562,182 Class C Units (the "***Authorized Class C Units***"), and up to 3,248,434 Class D Units (the "***Authorized Class D Units***" and, collectively with the Authorized Class B Units and the Authorized Class C Units, the "***Authorized Preferred Units***"), in each case either to persons who sign Subscription Agreements to purchase Preferred Units, through warrants exercisable for Preferred Units, or through promissory notes convertible into Preferred Units, to raise such additional capital as the Board determines is needed for the Company to expand operations or for general working capital purposes. The issuance of (up to) such Authorized Preferred Units is hereby approved and ratified in all respects, and no further action by the Board or any Member shall be necessary in order to consummate the issuance thereof, provided that the purchase price per Preferred Unit issued on or after the Effective Date is at least $3.06239 (if issued upon the conversion of the accrued balance of a convertible promissory note) and at least $3.82799 (if issued for cash, through Capital Contributions). In addition, the Company is authorized to issue such additional Preferred Units as may be required to comply with the terms of any

warrants or convertible notes, including as a result of accumulated interest or the effect of the discount and valuation cap terms of any convertible notes. After issuance of the Authorized Preferred Units (and such additional Units as may be required under the terms of the Company's warrants or convertible notes), the Board may cause the Company to issue new Units (of any class other than Class A Units or Class RR Units) only on such terms as are approved by a Majority in Interest, subject to the provisions of Sections 3.7 and 3.8 below.

3.5 Loans and Withdrawal of Capital Contributions. No Member shall be permitted to borrow, or to make an early withdrawal of, any portion of the capital contributed by such Member except as otherwise provided herein.

3.6 Limited Liability of Members. No Member shall be liable for the debts, liabilities, contracts or other obligations of the Company except to the extent of any unpaid Capital Contributions a Member has agreed to make to the Company and a Member's share of the assets (including undistributed revenues) of the Company; and in all events, a Member shall be liable and obligated to make payments of its Capital Contributions only as and when such payments are due in accordance with the terms of this Agreement, and no Member shall be required to make any loans to the Company.

3.7 Preemptive Rights.

(a) Subject to compliance with applicable securities laws, if the Company proposes to offer or sell any New Securities (each, a "***New Issuance***"), the Company hereby grants each Major Investor the right to purchase up to his/her/its Pro Rata Share of the New Securities that are the subject of such New Issuance (the "***Subject Securities***"). A Major Investor shall be entitled to apportion such right hereby granted to it in such proportions as it deems appropriate among itself and its Affiliates.

(b) The Company shall give written notice to all Major Investors (an "***Issuance Notice***") of any proposed New Issuance within seven (7) days after its approval in accordance with Section 3.4. The Issuance Notice shall set forth the material terms and conditions of the proposed New Issuance, including: (A) a description of the Subject Securities; (B) the proposed issuance date (the "***Issuance Date***"), which shall be at least thirty (30) days after the date of the Issuance Notice; and (C) the proposed purchase price of the Subject Securities (including, if applicable, the proposed purchase price per unit).

(c) Each Major Investor may, for a period of 15 days following the receipt of an Issuance Notice (the "***Exercise Period***"), elect to purchase up to his/her/its Pro Rata Share of the Subject Securities for the price set forth in the Issuance Notice. A Major Investor electing to purchase a portion of the Subject Securities must do so by delivering a written notice to the Company (an "***Exercise Notice***"), which shall constitute a binding and irrevocable offer by such Major Investor to purchase the portion of the Subject Securities described therein. The failure of a Major Investor to deliver an Exercise Notice by the end of the Exercise Period shall constitute a waiver of his/her/its rights under this Section 3.7(c) with respect to the Subject Securities in question.

(d) Each Major Investor exercising his/her/its rights under this Section shall, no later than the Issuance Date, deliver to the Company the purchase price for the portion of the Subject Securities purchased by him/her/it by certified or bank check or wire transfer of immediately available funds.

(e) Notwithstanding the foregoing, this Section 3.7 shall not apply to (i) the issuance of incentive-based Units pursuant to Section 3.8, (ii) any Preferred Units other than Preferred Units in excess of the Authorized Preferred Units contemplated by Section 3.4, (iii) equity securities of the Company issued as a distribution on outstanding Units, (iv) equity securities of the Company issued by reason of a unit split, split-up, or distribution on outstanding Units.

(f) The Major Investors (which Major Investors must include both Heaven Hill and BORA, in each case for so long as such member continues to beneficially own its Preferred Unit Threshold) holding at least a majority of the Preferred Units then outstanding and held by all Major Investors may waive, on behalf of all Major Investors, the rights of first offer set forth in this Section 3.7 with respect to any proposed offer or sale of New Securities, even if certain Major Investors nonetheless, by agreement with the Company, purchase some or all such New Securities.

3.8 Incentive-Based Units. Notwithstanding anything to the contrary provided in Section 3.4, but subject to Section 2.3, the Board shall be permitted, without the prior approval of any Member (except as provided in Section 2.3), to create and issue up to fifteen percent (15%) of the Company's Fully-Diluted Units, to be designated as "Class RR Units," to the Company's employees, officers, Managers, consultants, advisors or service providers pursuant to any plan, agreement or similar arrangement approved by the Board, such amount to be calculated immediately following such issuances, to be net of any cancellations, expirations or repurchases, and to be adjusted for any Unit dividend, split, combination or other recapitalization with respect to the Units. Class RR Units shall not be entitled to vote on any matters presented to the Members for a vote, and such Class RR Units shall not be considered outstanding for purposes of determining voting percentages and thresholds. For the avoidance of doubt, this Section 3.8 shall be interpreted such that the aggregate Class RR Units that may be issued or issuable pursuant to this Section 3.8 shall not exceed 15% of the Company's Fully-Diluted Units without approval of a Majority in Interest, provided, however, that the Company shall in no case be required to reduce the number of Class RR Units available for issuance under any such plan, agreement or similar arrangement below the number of Class RR Unit awards then outstanding.

ARTICLE IV
ALLOCATIONS AND DISTRIBUTIONS

4.1 Allocations.

(a) In General. The recognition and classification of the items of income, gain, loss and deduction of the Company (whether recognized prior to or during Winding Up) shall be the same for purposes of this Section 4.1 as their recognition and classification for federal income tax purposes determined (i) without regard to any Section 754 Election (as defined below) which may have been made, (ii) without regard to any provision of the Code which provides that an item of income or gain is not includable in gross income or that an expenditure is not deductible or chargeable to a capital account, and (iii) without regard to any items allocated pursuant to Section 4.1(d).

(b) Net Income and Loss. Subject to the regulatory and special allocations in Section 4.1(c), and after taking into account distributions and contributions during such fiscal year, the Net Income and Net Loss, if any, of the Company for any fiscal year shall be allocated among the Members in a manner such that if the Company were dissolved on the last day of such fiscal year, its affairs wound up, its assets sold at a value equal to their book value, the sale proceeds distributed to the Members in accordance with their respective Capital Account balances immediately after making such allocations and after taking into account distributions and contributions made during such fiscal year, such allocations would cause, as nearly as possible, each Member's Adjusted Capital Account to equal the distributions that would be made to such Members pursuant to Section 10.3(b). To the extent necessary to produce the results prescribed in this Section 4.1(b), items of income and gain may be allocated separately from items of loss, deduction and credit. For the avoidance of doubt, in determining such allocations, each Member's Adjusted Capital Account shall be calculated by reference to the tax (not book) basis of such Member's Capital Account.

(c) Restrictions on Allocations. Notwithstanding anything in this Section 4.1 to the contrary:

(i) The Net Loss allocated to a Member pursuant to Section 4.1(b) shall not exceed the maximum amount of Net Loss that can be so allocated without causing such Member to have a negative Adjusted Capital Account at the end of the year. All Net Loss in excess of the limitation set forth in this Section 4.1(c)(i) shall be allocated to the Members with positive Adjusted Capital Account balances, in proportion to such balances.

(ii) In the event a Member receives any adjustments, allocations or distributions described in Treasury Regulations § 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the negative Adjusted Capital Account of such Member as quickly as possible. This Section 4.1(c)(ii) is intended to constitute a qualified income offset under Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(iii) Notwithstanding any other provision of this Agreement, but subject to the exceptions referenced in Treasury Regulations § 1.704-2(i)(4), if there is a net decrease in Member Minimum Gain during any year, items of income and gain for such year (and, if necessary subsequent years) shall first be allocated to each Member with a share of that Member Minimum Gain in proportion to, and to the extent of, an amount equal to such Member's share of the net decrease in Member Minimum Gain (as such share is determined in accordance with Treasury Regulations § 1.704-2(i)(4)). The items to be so allocated shall be determined in accordance with Treasury Regulations § 1.704-2(i)(4), or any successor provision. This Section 4.1(c)(iii) is intended to constitute a minimum gain chargeback under Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(iv) Nonrecourse Deductions for any taxable year shall be allocated among the Members in the same manner as are the other profits and losses of the Company for such year. Member Nonrecourse Deductions for any taxable year should be allocated among the Members in accordance with Treasury Regulations § 1.704-2(i)(1).

(v) The allocations set forth in this Section 4.1(c) ("***Regulatory Allocations***") are intended to comply with certain requirements of Treasury Regulations §§ 1.704-1 and 1.704-2. Notwithstanding any other provision of this Section 4.1 (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating other Net Income and Net Loss among the Members so that, to the extent possible, the net amount of such allocations of other Net Income and Net Loss and the Regulatory Allocations to the Members shall be equal to the net amount that would have been allocated among the Members if the Regulatory Allocations had not occurred.

(d) Income Tax Allocations. Items of income, gain, loss and deduction with respect to an asset contributed to the Company by a Member that has a fair market value at the time of such contribution which is different from its adjusted tax basis shall, for tax purposes only, be allocated among the Members in the manner provided under Section 704(c) of the Code and Treasury Regulations thereunder so as to take into account any variation between the basis of the property to the Company and its fair market value at the time of contribution. The Board will determine all allocations pursuant to this Section 4.1(d) using any reasonable method that is permitted under Treasury Regulations Section 1.704-3. Any recapture of (i) depreciation, depletion or any other item of deduction shall be allocated, in accordance with Treasury Regulations Sections 1.1245-1(e) and 1.1254-5, to the Members who received the benefit of such deductions and (ii) credits shall be allocated to the Members in accordance with applicable law. Allocations pursuant to this Section 4.1(d) are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital

Account or share of Net Income, Net Losses, other items or distributions pursuant to any provision of this Agreement.

4.2 Computation of Capital Account.

(a) The balance of the "***Capital Account***" of a Member is initially zero and as of any date is increased by (i) the amount of cash contributed by that Member to the Company on or prior to that date, (ii) the fair market value (as determined in good faith by the Board) of any property (reduced by any liabilities which are assumed by the Company or to which such property is subject) which is contributed by that Member to the Company on or prior to that date and (iii) any item of Company income or gain which is allocated to such Member pursuant to Section 4.1 on or prior to that date; and is decreased by (iv) any Company deduction or loss which is allocated to such Member pursuant to Section 4.1 on or prior to that date, (v) the amount of cash distributed by the Company to such Member on or prior to that date and (vi) the fair market value (as determined in good faith by the Board) of any property (reduced by any liabilities which are assumed by the distributee Member or to which the property is subject) which is distributed by the Company to the Member on or prior to that date. For Capital Account purposes, depreciation, cost recovery deductions and gain or loss on sale or other disposition shall take into account the book basis, and not the tax basis, of the assets of the Company. Allocations pursuant to Section 4.1(d) shall not be taken into account for Capital Account purposes.

(b) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulations. In the event the Board shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Treasury Regulations, the Board may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the termination of the Company. The Board also shall make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

4.3 Distributions.

(a) Except as set forth in Section 10.3(b) herein, the Board shall calculate Net Cash Flow for distribution, and shall distribute such Net Cash Flow at such times as it determines in its discretion. Net Cash Flow shall be distributed to the Members as follows:

(i) With respect to Net Cash Flow from operations only:

a. First, (A) twenty percent (20%) to the Class A Members in proportion to their respective Percentage Interests and (B) eighty percent (80%) to the Preferred Members on a *pari passu* basis in proportion to their respective Unreturned Capital Amounts, in each case until such time as each Preferred Member's Unreturned Capital Amount has been reduced to zero; and

b. Second, to all Members in proportion to their respective Percentage Interests, provided that distributions with respect to any Class RR Units intended to qualify as "profits interests" shall be adjusted as necessary to comply with the requirements set forth in IRS Revenue Procedure 93-27 (as clarified by Revenue Procedure 2001-43).

(ii) With respect to all other Net Cash Flow (including Net Cash Flow related to the Winding Up and liquidation of the Company and Net Cash Flow in connection with a Sale of the Company):

a. First, 100% to all Preferred Members, pro rata in proportion to each Member's Unreturned Capital Amount, until the Unreturned Capital Amounts of all Preferred Members have been reduced to zero; and

b. Next, to all Members in proportion to their respective Percentage Interests, provided that distributions with respect to any Class RR Units intended to qualify as "profits interests" shall be adjusted as necessary to comply with the requirements set forth in IRS Revenue Procedure 93-27 (as clarified by Revenue Procedure 2001-43).

(b) With respect to each taxable year of the Company, subject to a determination of Net Cash Flow by the Board pursuant to Section 4.3(a), the Board shall make one or more distributions to each Member in such amounts that, when added to any other distributions made by the Company pursuant to Section 4.3(a) or this Section 4.3(b) during or with respect to such taxable year, equals thirty percent (30%) of such Member's allocable share (determined under Section 4.1) of the Company's Net Income from such taxable year, or such other amount as determined by the Board in its sole discretion. At the discretion of the Board, distributions pursuant to this Section 4.3(b) may be made periodically during the taxable year to correspond with the timing of any estimated tax payments to the Internal Revenue Service (or other taxing authority) required of the Members. Any amount distributed pursuant to this Section 4.3(b) shall be treated as an advance distribution of amounts otherwise distributable to the Members pursuant to Section 4.3(a). For the avoidance of doubt, no distributions under this Section 4.3(b) shall be made with respect to the taxable year in which a liquidation event occurs.

4.4 Allocations Upon Transfer. Upon the transfer of any Member's interest, the income, gain, loss and deduction of the Company shall be allocated among the transferor and transferee of the interest in the Company by using an interim closing of the Company's books and records as of the last day of the month in which the transfer occurs or in accordance with any other permissible method under Code Section 706 and the regulations thereunder, as determined by the Board in its reasonable discretion.

ARTICLE V
ADMINISTRATIVE AND TAX MATTERS

5.1 Books and Records. The books and records of the Company shall be kept, at the expense of the Company, by one or more officers designated by the Board, at its principal places of business or at such other place as the Board may designate. The books and records of the Company shall be maintained on a calendar year basis, using such basis of accounting as the Board may determine from time to time. The books and records of the Company shall reflect all Company transactions and shall be appropriate and adequate for conducting the Company business.

5.2 Inspection. The books and records of the Company shall be maintained at the administrative office, and shall be open to inspection by the Members at all reasonable times during any business day with reasonable advance notice of such inspection.

5.3 Bank Accounts; Investments. All funds of the Company shall be deposited in its name in an account or accounts maintained in a national or state bank or banks or brokerage account or accounts designated from time to time by the Board. The funds of the Company shall not be commingled with the funds of any other Person. Checks shall be drawn upon the Company account or accounts only for the purposes of the Company and shall be signed by such signatory party or parties as may be designated from time to time by the Board. The Board shall have the right to deposit Company funds that, from time to time, are not required for the operation of the business of the Company in interest bearing bank accounts or to purchase commercial paper, treasury bills or other short-term instruments or interests as the Board deems necessary, appropriate or advisable.

5.4 Tax Audits. In the event of an audit of the federal income tax return of the Company by the Internal Revenue Service, and pursuant to Code section 6223 and related Code sections, the Members hereby designate the Administrative Member as the "partnership representative" of the Company (the "***PR***"). The PR shall be specifically authorized by the Members to (i) engage attorneys and/or accountants to represent the Company in connection with such audit and any subsequent actions relating thereto, (ii) to negotiate and enter into, subject to approval by the Board, an agreement with the Internal Revenue Service which shall be binding on all the Members, (iii) to seek administrative and judicial review of any administrative adjustments of Company items made by the Internal Revenue Service, and (iv) to take such other actions which relate to the tax audit of the Company. The PR shall inform the Members of all material administrative and judicial proceedings which may arise with respect to the Company tax returns. The PR shall provide each Member with a copy of any notice received from the Internal Revenue Service regarding any proposed adjustments resulting from such an audit and any finalized adjustments resulting from such an audit. In the event a Member other than the PR receives a notice of a proposed adjustment from the Internal Revenue Service, such Member shall, immediately upon receipt thereof, provide such notice to the PR so that the PR may take such actions as the PR deems necessary. The PR shall exercise ordinary business judgment in carrying out the duties and responsibilities designated above, and unless gross negligence, fraud, deceit or willful misconduct shall be involved, the PR shall not be liable or obligated to the Members for any mistake of fact or judgment made by the PR in carrying out such duties and responsibilities which result in any loss to the Members. If the PR determines in the PR's sole, absolute and uncontrolled discretion to not contest the finalized partnership adjustments, the Company is authorized to elect to issue adjusted information returns (e.g., amended Schedule K-1's to the Partnership's Form 1065) to each of the Persons who or which were Members (or assignees of Members) in the tax year which is the subject of such finalized partnership adjustments, and such Persons shall promptly amend their respective individual returns for such year to take any adjustments into account on such returns and promptly pay any tax, penalties and interest attributable to such adjustments. The provisions of this Section 5.4 shall remain binding on a Person after that Person ceases to be a Member. Each Member agrees to indemnify, defend and hold harmless the Company, the PR and the other Members in respect to any taxes, penalties, or interest as a result of that Member's failure to file an amended tax return or pay that Member's taxes and additions to tax.

5.5 Tax Returns and Elections.

(a) Tax Returns. Subject to the direction and control of the Board, the Administrative Member shall prepare and file (or cause to be prepared and filed) all income tax returns of the Company and shall furnish copies thereof to the Members. The Administrative Member, on behalf of the Company and at the time and in the manner provided in Treasury Regulation Section 1.745-1(b), may make an election to adjust the basis of Company property in the manner provided in Sections 734(b) and 743(b) of the Code (a "***Section 754 Election***").

(b) Income Tax Elections. The Board shall have the right to make any applicable elections under the Code which, in its best judgment, are in the best interest of the Company, other than an election to treat the Company as other than a partnership for federal income tax purposes. The Company will make an election under Section 754 of the Code. Each Member will, upon reasonable request by the Company, supply to the Company any information in such Member's possession that is reasonably necessary to give proper effect to such election.

(c) No Inconsistent Treatment. Each Member agrees that such Member shall not treat any Company item on such Member's federal, state, foreign, or other income tax return inconsistently with the treatment of the item on the Company's return.

5.6 Reimbursement. The Administrative Member shall be entitled to reimbursement out of Company funds for any and all actual costs and expenses incurred by the Administrative Member on behalf

of the Company, while acting on behalf of the Company, including the administrative and tax matters described in this Article V.

5.7 Certain Rights of Major Investors.

(a) Delivery of Financial Statements. Without limiting any other rights any Major Investor may have (whether such rights are set forth in this Agreement or another agreement or arise under applicable law), the Company shall deliver to each Major Investor, provided that the Board has not reasonably determined that such Major Investor is a competitor of the Company:

(i) as soon as practicable, but in any event within 120 days after the end of each fiscal year of the Company (1) a balance sheet as of the end of such year and (2) statements of income and of cash flows for such fiscal year, but such financial statements need not be audited;

(ii) as soon as practicable, but in any event within 45 days after the end of each quarter of each fiscal year of the Company, unaudited statements of income and cash flows for such fiscal quarter, and an unaudited balance sheet as of the end of such fiscal quarter;

(iii) as soon as practicable, but in any event within 10 days after the reasonable request by a Major Investor, a statement showing the number of equity securities of the Company (and securities convertible into or exercisable for equity securities of the Company) outstanding and the number of equity securities of the Company reserved for issuance pursuant to any plan or similar arrangement, if any, all in sufficient detail to permit such Major Investor to calculate its percentage equity ownership in the Company; and

(iv) such other information relating to the financial condition, business, prospects, or corporate affairs of the Company as any Major Investor may from time to time reasonably request; provided, however, that the Company shall not be obligated under this Section 5.7(a) to provide information (1) that the Company reasonably determines in good faith to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in a form acceptable to the Company); or (2) the disclosure of which would adversely affect the attorney–client privilege between the Company and its counsel.

If, for any period, the Company has any subsidiary whose accounts are consolidated with those of the Company, then in respect of such period the financial statements delivered pursuant to the foregoing sections shall be the consolidated and consolidating financial statements of the Company and all such consolidated subsidiaries.

(b) Inspection. The Company shall permit each Major Investor (provided that the Board has not reasonably determined that such Major Investor is a competitor of the Company), at such Major Investor's expense, to visit and inspect the Company's properties; examine its books of account and records; and discuss the Company's affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by the Major Investor; provided, however, that the Company shall not be obligated pursuant to this Section 5.7(b) to provide access to any information that the Company reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Company) or the disclosure of which would adversely affect the attorney–client privilege between the Company and its counsel.

(c) Termination of Information Rights. The covenants set forth in Sections 5.7(a) and 5.7(b) shall terminate and be of no further force or effect (i) immediately before the consummation of the

first underwritten public offering of securities of the Company (or any successor to the Company) under the Securities Act, (ii) when the Company (or any successor to the Company) first becomes subject to the periodic reporting requirements of Sections 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended, or (iii) upon the closing of a Sale of the Company, whichever event occurs first.

(d) Confidentiality. Each Major Investor agrees that such Major Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor or make decisions with respect to its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Section 5.7, unless such confidential information (i) is known or becomes known to the public in general (other than as a result of a breach of this Section 5.7(d) by such Major Investor), (ii) is or has been independently developed or conceived by such Major Investor without use of the Company's confidential information, or (iii) is or has been made known or disclosed to such Major Investor by a third party without a breach of any obligation of confidentiality such third party may have to the Company; provided, however, that a Major Investor may disclose confidential information (w) to its attorneys, accountants, consultants, and other professionals to the extent reasonably necessary to obtain their services in connection with monitoring its investment in the Company; (x) to any prospective purchaser of any securities of the Company from such Major Investor, if such prospective purchaser agrees to be bound by the provisions of this Section 5.7(d); (y) to any existing or prospective Affiliate, partner, member, stockholder, or wholly owned subsidiary of such Major Investor in the ordinary course of business, provided that such Major Investor informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information; or (z) as may otherwise be required by law, regulation, rule, court order, or subpoena, provided that such Major Investor promptly notifies the Company of such disclosure and takes reasonable steps to minimize the extent of any such required disclosure. For purposes of this Section 5.7, each of BORA and Heaven Hill shall be deemed not to be a competitor of the Company.

ARTICLE VI
MEMBERS

6.1 Meetings. Meetings of Members shall be held at any place stated in any proper notice of meeting, whether within or without the State of Texas. Meetings shall be held only when called by (a) the Board, or (b) a Majority in Interest.

6.2 Notice of Meetings. Written or printed notice stating the place, day and hour of each meeting of the Members and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, either personally or by mail or email or similar communication, by or at the direction of the person(s) calling the meeting, to each Member entitled to vote at the meeting.

6.3 Quorum of and Action by Members. The presence at a meeting of Members, in person or by proxy, of the Members holding at least the minimum number of Units required to act upon a matter shall be requisite to and shall constitute a quorum at such meeting for the transaction of business, except as otherwise provided by statute, the Certificate of Formation or this Agreement. A Member shall be entitled to one vote for each of its Units which is entitled to vote on a matter submitted to a vote of the Members. With respect to any matter, the affirmative vote or consent of a Majority in Interest entitled to vote on such matter shall be required to constitute the act of the Members; provided that the election of Managers shall be governed by the provisions of Article VII hereof. Unless otherwise provided in the Certificate of Formation or this Agreement, the Members represented in person or by proxy at a meeting of Members at which a quorum is not present may adjourn the meeting until such time and to such place as may be determined by a vote of a Majority in Interest present in person or by proxy at that meeting. At any such

adjourned meeting at which a quorum shall later be present or represented, any business may be transacted that might have been transacted at the meeting as originally convened.

6.4 Proxies. No proxy shall be valid after eleven (11) months from the date of its execution unless otherwise provided in the proxy. Each proxy shall be revocable unless the proxy form conspicuously states that the proxy is irrevocable and the proxy is coupled with an interest. Each proxy shall be delivered to the Board prior to or at the time of the meeting.

6.5 Action Without a Meeting. Any action required by the TBOC to be taken at any annual or special meeting of Members, or any action which may be taken at any annual or special meeting of Members, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Members holding at least the number of Units entitled to vote required for such action and shall be delivered to the Board within a reasonable period of time thereafter.

6.6 Telephone Meetings. Subject to the provisions of applicable law and this Agreement regarding notice of meetings, Members may, unless otherwise restricted by the Certificate of Formation or this Agreement, participate in and hold a meeting by using conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 6.6 shall constitute presence in person at such meeting, except when a person participates in the meeting for the sole purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

ARTICLE VII
MANAGERS

7.1 Board of Managers.

(a) The powers of the Company shall be exercised by or under authority of, and the business and affairs of the Company shall be managed and controlled under the direction of, a board of managers (the "***Board***" and, individually, each member of the Board is a Manager). The Board shall have full and complete discretion to manage and control the business and affairs of the Company, to make all decisions affecting the business and affairs of the Company, and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company. Notwithstanding the foregoing, unless the Board then consists of only one (1) seated Manager, no Manager in his or her individual capacity shall have the authority to manage the Company or approve matters relating to, or otherwise to bind the Company, such powers being reserved to all the Managers acting pursuant to Section 7.6 through the Board, and to such officers and agents of the Company as designated by the Board.

(b) As of the Effective Date, the total authorized number of Managers constituting the Board is five (5).

(c) As of the Effective Date, the Managers shall be Brian Murphy, Quentin Cantu (collectively, Brian Murphy and Quentin Cantu are referred to as the "***Founders***"), Will Rives (the initial Heaven Hill Designee, who is deemed to be approved by the Founders to be the Heaven Hill Designee), and Brian Isern (the initial BORA Designee, who is deemed to be approved by the Founders to be the BORA Designee), and there shall be one vacancy on the Board.

(d) For so long as Nelson County Distilling Company (including its Affiliates, "***Heaven Hill***") continues to beneficially own its Preferred Unit Threshold (as defined herein): (i) Heaven Hill shall be entitled to designate one individual to be a member of the Board (such individual, the

"***Heaven Hill Designee***"); (ii) the Heaven Hill Designee may be removed and replaced at any time, with or without cause, by the request of Heaven Hill, subject to the affirmative vote of both of the Founders, which approval shall not be unreasonably withheld, conditioned, or delayed; (iii) the Heaven Hill Designee may not be removed or replaced for any reason without the written consent of Heaven Hill; and (iv) the Heaven Hill Designee shall be a member of the Board.

(e) For so long as BORA continues to beneficially own its Preferred Unit Threshold: (i) BORA shall be entitled to designate one individual to be a member of the Board (such individual, the "***BORA Designee***"); (ii) the BORA Designee may be removed and replaced at any time, with or without cause, by the request of BORA, subject to the affirmative vote of both of the Founders, which approval shall not be unreasonably withheld, conditioned, or delayed; (iii) the BORA Designee may not be removed or replaced for any reason without the written consent of BORA; and (iv) the BORA Designee shall be a member of the Board.

(f) Two members of the Board shall be the Founders, or individuals designated by the Founders.

(g) One member of the Board shall be an individual designated by the other members of the Board.

(h) To the extent that Section 7.1(d) or Section 7.1(e) shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon, and may be removed, by a Majority in Interest.

(i) No Person shall have any liability as a result of designating an individual to be a member of the Board for any act or omission by such designated individual in his or her capacity as a member of the Board, nor shall any Person have any liability as a result of voting for any such designated individual in accordance with the provisions of this Agreement.

(j) Each Member agrees to vote, or cause to be voted, all equity securities of the Company owned by such Member, or over which such Member has voting control, and to execute written consents without taking a vote, from time to time and at all times, in whatever manner as shall be necessary to ensure that the provisions of this Section 7.1 are carried out and given full force and effect.

7.2 Term of Office; Resignation. Subject to Section 7.1, a Manager shall serve as a Manager until the earlier of (i) such Manager's death (in the case of an individual), (ii) such Manager's incompetence (in the case of an individual), (iii) such Manager's dissolution or initiation of bankruptcy proceedings (in the case of an entity), (iv) such Manager's resignation or removal, or (v) such time as a new Manager is appointed by the Members in accordance with Section 7.3. Any Manager may resign at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the remaining Managers, or if none, to any Member. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation.

7.3 Removal; Filling of Vacancies. Subject to Section 7.1, any Manager may be removed, with or without cause, by the affirmative vote of a Majority in Interest, and any vacancy occurring in a Manager position may be filled by the affirmative vote of a Majority in Interest, subject to the rights of the Founders to approve the removal and/or replacement of the Heaven Hill Designee and BORA Designee, as provided for in Sections 7.1(d) and 7.1(e), respectively.

7.4 Reimbursement of Manager. All reasonable out-of-pocket expenses incurred by the Board, or one or more officers designated by the Board, in managing and conducting the business and affairs of

the Company shall be paid or reimbursed by the Company in accordance with the policy of the Company adopted by the Board.

7.5 Committees. The Board may designate committees, each committee to consist of one or more Managers, which committees shall have such power and authority and shall perform such functions as may be provided in such resolution.

7.6 Quorum and Act of Managers or Committee. In managing the business and affairs of the Company and exercising its powers, the Board shall only act (i) collectively through meetings and/or written consents as provided in this Agreement; (ii) through committees established pursuant to this Agreement; and (iii) through Managers or officers to whom authority and duties have been delegated pursuant to this Agreement. A majority of all of the Managers (or, in the case of a committee of the Board, the total number of members of such committee) constitutes a quorum for the purpose of transacting business at a meeting of the Board or committee of the Board. The affirmative vote of a majority of the Managers then serving on the Board (or, in the case of a committee of the Board, the total number of members then serving on such committee) constitutes an act of the Board or committee of the Board, as applicable.

7.7 Conflict of Interest. The Heaven Hill Designee may be excluded from meetings of the Board and/or access to related information and materials, or portions thereof, if the Board (excluding the Heaven Hill Designee) determines in good faith, upon advice of counsel, that such exclusion is reasonably necessary (i) to preserve the establishment of attorney-client privilege, (ii) to protect confidential or proprietary information provided to the Company by a Competitor of Heaven Hill (e.g. pricing of bulk tequila), (iii) to protect confidential information concerning any transaction relating to a Sale of the Company involving any Competitor of Heaven Hill, or (iv) to resolve such information, materials and/or meetings that involve a conflict of interest transaction or matter involving Heaven Hill. In the event of a conflict between the terms of this Section 7.7 and that certain Letter Agreement by and between the Company and Heaven Hill dated June 8, 2020 (the "***Letter Agreement***"), the terms of this Agreement will control and compliance with this Section 7.7 shall be deemed in compliance with the Letter Agreement.

7.8 Action by Written Consent. An action of the Board or of a committee of the Board, as applicable, may be taken without holding a meeting, without providing notice, or without taking a vote if a written consent or consents stating the action to be taken is obtained from the number of Managers, or committee members, as appropriate, necessary to have at least the minimum number of votes that would be necessary to take the action at a meeting at which each Manager, or committee member, as applicable, entitled to vote on the action is present and votes.

ARTICLE VIII
OFFICERS

8.1 Officers. The Board may designate one or more individuals (who may or may not be Managers) to serve as officers of the Company. The Company shall have such officers as the Board may from time to time determine, which officers may (but need not) include a President, one or more Vice Presidents (and in case of each such Vice President with such descriptive title, if any, as the Board shall deem appropriate), a Secretary and a Treasurer. Any two or more offices may be held by the same person.

8.2 Compensation. The officers of the Company shall be entitled to such compensation as may be determined from time to time by the Board.

8.3 Term of Office: Removal, Filling of Vacancies. Each officer of the Company shall hold office until his or her successor is chosen and qualified in his or her stead or until his or her earlier death,

resignation, retirement, disqualification or removal from office. Any officer designated by the Board may be removed at any time by the Board whenever in their judgment the best interests of the Company will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Designation of an officer shall not of itself create contract rights. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board.

8.4 President. The President shall be the chief executive officer of the Company and, subject to the provisions of this Agreement, shall have general supervision of the affairs of the Company and shall have general and active control of all its business. The President shall have power and general authority to execute bonds, deeds and contracts in the name of the Company, to cause the employment or appointment of such employees and agents of the Company as the proper conduct of operations may require and to fix their compensation, subject to the provisions of this Agreement; to remove or suspend any employee or agent who shall have been employed or appointed under his authority or under authority of an officer subordinate to him; and in general to exercise all the powers usually pertaining to the office of president of a corporation, except as otherwise provided by statute, the Certificate of Formation or this Agreement.

8.5 Vice Presidents. Each Vice President that is designated by the Board shall generally assist the President and shall have such powers and perform such duties and services as shall from time to time be prescribed or delegated to him or her by the President or the Board, subject to the provisions of this Agreement.

8.6 Secretary. The Secretary, if one is designated by the Board, shall see that notice is given of all meetings of Members and special meetings of the Board and shall keep and attest true records of all proceedings at all meetings thereof. He or she shall have authority to attest any and all instruments or writings to which the same may be affixed. He or she shall keep and account for all books, documents, papers and records of the Company except those for which some other officer or agent is properly accountable. The Secretary shall generally perform all duties usually pertaining to the office of secretary of a corporation.

8.7 Treasurer. The Treasurer, if one is designated by the Board, shall have supervision of the books of account of the Company, their arrangement and classification and shall supervise the accounting and auditing practices of the Company. The Treasurer shall generally perform all duties usually pertaining to the office of treasurer of a corporation and such other duties as may be delegated to the Treasurer by the Board from time to time.

8.8 Additional Powers and Duties. In addition to the foregoing especially enumerated duties, services and powers, the several officers of the Company shall perform such other duties and services and exercise such further powers as may be provided by statute, the Certificate of Formation or this Agreement, or as the Board may from time to time determine or as may be assigned to them by any competent superior officer, subject to the provisions of this Agreement.

ARTICLE IX
TRANSFERS OF INTERESTS

9.1 Transfers of Units. No Member may sell, assign, transfer, mortgage, pledge, collaterally assign, convey, donate, contribute, grant an equity interest in or otherwise dispose of or alienate (hereinafter collectively called "***Transfer***") all or any part of its Units unless such Transfer is effected as follows:

(a) the Transfer is approved by prior written consent of the Board; or

(b) the Transfer is made pursuant to <u>Sections 9.2</u>, <u>9.3</u>, <u>9.4</u>, <u>9.5</u>, <u>9.6</u>, <u>9.7</u> or <u>9.8</u> hereof; or

(c) the Transfer is a Transfer by a Member of all (but not less than all) of its Units to one Person (but not more than one Person) who qualifies as an Affiliate of such Member, provided such Person agrees in writing to be bound by this Agreement as and to the same extent as such Member.

Any attempted Transfer in violation of the provisions of this <u>Article IX</u> shall be void *ab initio*. For the avoidance of doubt, and notwithstanding anything else in this Agreement to the contrary, any Transfer made pursuant to <u>Section 9.1(a)</u> or <u>(c)</u> shall not be subject to the rights of first refusal set forth in <u>Sections 9.2</u> or <u>9.3</u>.

9.2 <u>Class A Member Right of First Refusal</u>. In the event that a Class A Member desires to sell (a "***Offering Class A Member***"), and has received a bona fide offer in writing from any third party other than a Member to buy any portion of such Class A Member's Units, such Class A Member shall first notify the Company and the Preferred Members in writing of the proposed sale (the "***Class A Transfer Notice***"). Each Class A Transfer Notice shall contain all material terms of the proposed Transfer including a copy of the written offer received, the name and address of the prospective purchaser (or transferee), the purchase price and terms of payment, the date and place of the proposed Transfer, and the number and description of the Units proposed to be Transferred by the Offering Class A Member (the "***Offered Class A Interest***"). If the purchase price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined, in good faith, by the Board, and the Company and/or any Preferred Member exercising the right of first refusal set forth in this <u>Section 9.2</u> shall have the right, at its option, to purchase all, but not less than all, of the Offered Class A Interest for such cash equivalent value.

(a) The Company shall have an option for a period of forty-five (45) days from the date the Class A Transfer Notice is given (the "***Company Class A Option Period***") to elect to purchase or designate a purchaser for all (but not less than all) of the Offered Class A Interest at the same price and subject to the same material terms and conditions as described in the Class A Transfer Notice. The Company may exercise such purchase option and, thereby, purchase all (but not less than all) of the Offered Class A Interest, by notifying the Offering Class A Member and the Preferred Members in writing, before expiration of the Company Class A Option Period. If the Company gives the Offering Class A Member notice that it desires to purchase all (but not less than all) of the Offered Class A Interest, then payment for the Offered Class A Interest shall be, at the election of the Company, by delivering the consideration set forth in the Class A Transfer Notice or by check or wire transfer, against delivery of the Offered Class A Interest to the Company at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than the later of (i) ninety (90) days after the date the Class A Transfer Notice is given or (ii) the date contemplated in the Class A Transfer Notice for the closing with the prospective third party transferee(s).

(b) To the extent the Company does not exercise its right of first refusal as to all of the Offered Class A Interest pursuant to <u>Section 9.2(a)</u>, then the Preferred Members shall have an option for a period of forty five (45) days from the expiration of the Company Class A Option Period (the "***Preferred Member Option Period***") to purchase all (but not less than all) of the Offered Class A Interest at the same price and subject to the same material terms and conditions as described in the Class A Transfer Notice. If more than one Preferred Member elects to purchase the Offered Class A Interest, they shall, absent an agreement to the contrary, acquire all (but not less than all) of the Offered Class A Interest pro rata based on their respective Percentage Interests. The Preferred Members may exercise such purchase option and, thereby, purchase all (but not less than all) of the Offered Class A Interest, by notifying the Offering Class A Member and the Company in writing, before expiration of the Preferred Member Option Period. Payment by the Preferred Members for the Offered Class A Interest shall be made by delivering the consideration

set forth in the Class A Transfer Notice or by check or wire transfer at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than the later of (i) one hundred twenty (120) days after the date the Class A Transfer Notice is given or (ii) the date contemplated in the Class A Transfer Notice for the closing with the prospective third party transferee(s).

(c) The Company and the Preferred Members shall also have the right to collectively acquire the Offered Class A Interest in accordance with the procedure set forth above, provided they collectively acquire all (and not less than all) of the Offered Class A Interest. If the Company and the Preferred Members have not exercised their respective rights of first refusal within the time periods specified in Sections 9.2(a) and 9.2(b), respectively, then the Offering Class A Member shall be free to sell the Offered Class A Interest to such prospective purchaser on the same terms and conditions as outlined in the Class A Transfer Notice, and provided that, in the event the closing of such sale does not occur within one hundred twenty (120) days of the date of the Class A Transfer Notice, they shall once again be subject to the rights of first refusal provided herein.

9.3 Preferred Member Right of First Refusal. Other than with respect to Class D Units, in the event that a Preferred Member desires to sell (a "***Offering Preferred Member***"), and has received a bona fide offer in writing from any third party other than a Member to buy any portion of such Preferred Member's Units (other than, for the avoidance of doubt, such Preferred Member's Class D Units, which Units shall not be subject to this Section 9.3), such Preferred Member shall first notify the Company and the Class A Members in writing of the proposed sale (the "***Preferred Transfer Notice***"). Each Preferred Transfer Notice shall contain all material terms of the proposed Transfer including a copy of the written offer received, the name and address of the prospective purchaser (or transferee), the purchase price and terms of payment, the date and place of the proposed Transfer, and the number and description of the Units proposed to be Transferred by the Offering Preferred Member (the "***Offered Preferred Interest***"). If the purchase price includes consideration other than cash, the cash equivalent value of the non-cash consideration shall be determined, in good faith, by the Board, and the Company and/or any Class A Member exercising the right of first refusal set forth in this Section 9.3 shall have the right, at its option, to purchase all, but not less than all, of the Offered Preferred Interest for such cash equivalent value.

(a) The Company shall have an option for a period of forty-five (45) days from the date the Preferred Transfer Notice is given (the "***Company Preferred Option Period***") to elect to purchase or designate a purchaser for all (but not less than all) of the Offered Preferred Interest at the same price and subject to the same material terms and conditions as described in the Preferred Transfer Notice. The Company may exercise such purchase option and, thereby, purchase all (but not less than all) of the Offered Preferred Interest, by notifying the Offering Preferred Member and the Class A Members in writing, before expiration of the Company Preferred Option Period. If the Company gives the Offering Preferred Member notice that it desires to purchase all (but not less than all) of the Offered Preferred Interest, then payment for the Offered Preferred Interest shall be, at the election of the Company, by delivering the consideration set forth in the Preferred Transfer Notice or by check or wire transfer, against delivery of the Offered Preferred Interest to the Company at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than the later of (i) ninety (90) days after the date the Preferred Transfer Notice is given or (ii) the date contemplated in the Preferred Transfer Notice for the closing with the prospective third party transferee(s).

(b) To the extent the Company does not exercise its right of first refusal as to all of the Offered Preferred Interest pursuant to Section 9.3(a), then the Class A Members shall have an option for a period of forty five (45) days from the expiration of the Company Preferred Option Period (the "***Class A Option Period***") to purchase all (but not less than all) of the Offered Preferred Interest at the same price and subject to the same material terms and conditions as described in the Preferred Transfer Notice. If more than one Class A Member elects to purchase the Offered Preferred Interest, they shall, absent an agreement

to the contrary, acquire all (but not less than all) of the Offered Preferred Interest pro rata based on their respective Percentage Interests. The Class A Members may exercise such purchase option and, thereby, purchase all (but not less than all) of the Offered Preferred Interest, by notifying the Offering Preferred Member, the other Class A Members and the Company in writing, before expiration of the Class A Option Period. Payment by the Class A Members for the Offered Preferred Interest shall be made by delivering the consideration set forth in the Preferred Transfer Notice or by check or wire transfer at a place agreed upon between the parties and at the time of the scheduled closing therefor, which shall be no later than the later of (i) one hundred twenty (120) days after the date the Preferred Transfer Notice is given or (ii) the date contemplated in the Preferred Transfer Notice for the closing with the prospective third party transferee(s).

(c) The Company and the Class A Members shall also have the right to collectively acquire the Offered Preferred Interest in accordance with the procedure set forth above, provided they collectively acquire all (and not less than all) of the Offered Preferred Interest. If the Company and the Class A Members have not exercised their respective rights of first refusal within the time periods specified in Sections 9.3(a) and 9.3(b), respectively, then the Offering Preferred Member shall be free to sell the Offered Preferred Interest to such prospective purchaser on the same terms and conditions as outlined in the Preferred Transfer Notice, and provided that, in the event the closing of such sale does not occur within one hundred twenty (120) days of the date of the Preferred Transfer Notice, they shall once again be subject to the rights of first refusal provided herein.

9.4 Option on Occurrence of Operative Event.

(a) Upon the occurrence of an Operative Event with respect to any Preferred Member, the Company shall have the option to acquire, upon the terms set out in this Section 9.4, the Units then or theretofore held by such Preferred Member. Upon the occurrence of any such Operative Event, the Preferred Member subject to such Operative Event (and/or its representative(s), former spouse or the trustee in bankruptcy, if applicable) (such Preferred Member, its representative(s), former spouse and/or the trustee in bankruptcy being herein referred to as the "***Subject Member***"), shall submit a written offer to sell such Units to the Company by United States Certified Mail, Return Receipt Requested, which notice shall refer to the provisions of this Section 9.4. The Company shall have an exclusive option for a period of one hundred eighty (180) days after its receipt of such notice to elect to purchase all (but not less than all) of said Units. The aggregate purchase price for such Units shall be an amount equal to the Agreed Price as of the date of such Operative Event, less the expenses of appraisal, if any, and any disposition costs, which shall be paid by the Subject Member. The purchase price shall be paid over a period of five (5) years in equal annual installments, with the first such installment being on the date that is one (1) year after the closing date of such purchase and sale, and there shall be no penalty for prepayment; unpaid principal balances shall bear interest at a variable rate per annum equal to the prime rate of interest published from time to time in the Wall Street Journal, Southwest Edition, or its successors, in effect from time to time, plus 1%, limited to the maximum lawful rate. If the Company elects to exercise its option to purchase the Subject Member's Units, a closing shall occur at the offices of the Company on or before thirty (30) days after the date of exercise of such option, or at such other time and place as the parties may agree. At such closing, the Subject Member and/or the trustee in bankruptcy (if applicable) shall deliver such instruments of transfer as the Company may reasonably require so as to transfer the Subject Member's Units to the Company in exchange for the Company's agreement to pay the purchase price herein provided. The payment to be made to the Subject Member or its representative pursuant to this Section 9.4 shall be in complete liquidation and satisfaction of all the rights and interest of the Subject Member (and of all Persons claiming by, through, or under the Subject Member) in and in respect of the Company, including such Units, any rights in specific Company property, and any rights against the Company and (insofar as the affairs of the Company are concerned) against the Members.

(b) In the event that the Company does not elect to exercise the option upon the occurrence of an Operative Event pursuant to this Section 9.4 within such one hundred eighty (180) day time period, then the Class A Members (the "***Nonsubject Members***") shall have the option to acquire, upon the terms set out in this Section 9.4, the Units of the Subject Member. Upon the expiration of such one hundred eighty (180) day time period as provided in Section 9.4(a) or upon the earlier receipt of written notice from the Company that it has elected not to exercise its option pursuant to Section 9.4(a), the Subject Member shall submit a written offer to sell such Units to the Nonsubject Members by United States Certified Mail, Return Receipt Requested, which notice shall refer to the provisions of this Section 9.4. The Nonsubject Members shall have an exclusive option for a period of one hundred eighty (180) days after receipt of such notice to elect to purchase all (but not less than all) of said Units. The aggregate purchase price for such Units shall be an amount equal to the Agreed Price as of the date of such Operative Event, less the expenses of appraisal, if any, and any disposition costs, which shall be paid by the Subject Member. The right to purchase pursuant to this paragraph will be pro rata, according to the Percentage Interests of all Nonsubject Members desiring to exercise the option. If one or more, but not all of the Nonsubject Members, elects to exercise the option, then, in order for any of such Nonsubject Members to exercise the option, those of the Nonsubject Members willing to exercise the option must also agree to purchase, on whatever proportionate basis is acceptable to such Nonsubject Members, the entire interest of the Subject Member, and not less than such entire interest. The purchase price shall be paid over a period of five (5) years in equal annual installments, with the first such installment being on the date that is one (1) year after the closing date of such purchase and sale, and there shall be no penalty for prepayment; unpaid principal balances shall bear interest at a variable rate per annum equal to the prime rate of interest published from time to time in the Wall Street Journal, Southwest Edition, or its successors, in effect from time to time, plus 1%, limited to the maximum lawful rate. If the Nonsubject Members elect to exercise their options to purchase the Subject Member's Units, a closing shall occur at the offices of the Company on or before thirty (30) days after the date of exercise of such option, or at such other time and place as the parties may agree. At such closing, the Subject Member and/or the trustee in bankruptcy (if applicable) shall deliver such instruments of transfer as the Nonsubject Members may reasonably require so as to transfer the Subject Member's Units to the Nonsubject Members in exchange for the Nonsubject Members' agreement to pay the purchase price herein provided. The payment to be made to the Subject Member or its representative pursuant to this Section 9.4 shall be in complete liquidation and satisfaction of all the rights and interest of the Subject Member (and of all Persons claiming by, through, or under the Subject Member) in and in respect of the Company, including such Units, any rights in specific Company property, and any rights against the Company and (insofar as the affairs of the Company are concerned) against the Members.

(c) Prior to or upon the occurrence of any Operative Event which shall cause, or threaten to cause, the involuntary disposition of any Preferred Member's Units (or any portion thereof or interest therein), the Preferred Member subject thereto (or his, her or its representative) shall send written notice thereof to the Company, by certified or registered mail, return receipt requested, disclosing in full the nature and details of such actual or threatened involuntary disposition, and the provisions of Section 9.4 shall apply; provided, that the option of the Company pursuant to Section 9.4 shall extend for sixty (60) days from the later of such involuntary disposition or the sending of such notice.

9.5 Drag-Along Rights. Subject to Section 2.3, if a Majority in Interest (the "***Dragging Members***"), desire to sell all, but not less than all, of their Units to any third party, or to merge the Company with or into any other entity, then the Dragging Members may, at their option, require all other Members (the "***Drag-Along Members***") to participate in such sale or such merger on the same terms and conditions. The Dragging Members shall provide written notice of the proposed sale or merger to the Drag-Along Members ("***Drag-Along Notice***"). The Drag-Along Notice shall identify the acquirer, the aggregate consideration for which a sale or merger is proposed to be made, the proposed closing date and location, and all other material terms and conditions of the sale. In the case of a proposed merger, the Company and the Members shall follow all the procedures applicable to the proposed merger, and all Members agree to

vote to approve such merger and no Member shall have or exercise any dissenters' rights. On the proposed closing date, each Member shall deliver such documents as are required to be executed in connection with such sale, against delivery to such Member of the consideration therefor. If, on the proposed closing date, the closing of the proposed sale does not occur for any reason (other than the default of the Drag-Along Members), then each of the Drag-Along Members shall retain their Units subject to all the terms, conditions, restrictions, and options set forth in this Agreement.

Notwithstanding the foregoing, a Drag-Along Member will not be required to comply with this subsection in connection with any proposed sale or merger transaction described above (the "***Proposed Sale***") unless:

(i) any representations and warranties to be made by such Drag-Along Member in connection with the Proposed Sale are limited to representations and warranties related to authority to sell, ownership and the ability to convey title to such Units;

(ii) the Drag-Along Member shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members; and

(iii) the liability for indemnification, if any, of such Drag-Along Member in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Members in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to, and does not exceed, the amount of net consideration paid to such Drag-Along Member in connection with such Proposed Sale.

9.6 Tag-Along Rights. If at any time a Majority in Interest (the "***Tagging Members***") propose to sell or transfer all or any portion of their Units to any Person (other than pursuant to one or more Transfers permitted by Section 9.1(c) or one or more purchases by the Company pursuant to Section 9.7), the other Members (the "***Tag-Along Members***") shall have the right to sell, pursuant to the terms applicable to the proposed sale or transfer by the Tagging Members, all or a portion of the Tag-Along Members' Units as follows: (i) if the Tagging Members propose to sell or transfer all of their Units (whether in a single transaction or series of transactions), each Tag-Along Member shall have the right to sell or transfer all or any portion of such Tag-Along Member's Units, as determined by such Tag-Along Member; (ii) if the Tagging Members propose to sell or transfer less than all of their Units, each Tag-Along Member shall have the right to sell all or any portion of such Tag-Along Member's Units, as determined by such Tag-Along Member, up to but not in excess of the number of Units determined by multiplying: (x) the number of Units which the Tagging Members propose to sell or transfer and (y) the Percentage Interest of such Tag-Along Member. The Units to be sold or transferred by the Tagging Members shall be reduced by the number of Units that the Tag-Along Members duly elect to include in the proposed sale or transfer, unless the proposed purchaser agrees to increase the Units to be acquired to include the Units the Tag-Along Members elect to include in the proposed sale or transfer.

The Tagging Members shall deliver a written notice to the Company and the Tag-Along Members notifying them of the Tagging Members' desire to sell or transfer such interest to the proposed purchaser (the "***Notice of Sale or Transfer***"). The Notice of Sale or Transfer shall specify the name and address of the proposed purchaser, the number of Units which the Tagging Members propose to sell or transfer, the consideration to be paid for the Units which the Tagging Members propose to sell or transfer, and all other

material terms and conditions of the proposed transaction.

Within thirty (30) days of receipt of the Notice of Sale or Transfer, each Tag-Along Member may exercise its right to participate in the sale or transfer by providing the Tagging Members with written notice thereof (the "***Acceptance Notice***"). The Acceptance Notice shall indicate the maximum number of Units which the Tag-Along Member wishes to sell or transfer pursuant to the terms and conditions stated in the Notice of Sale or Transfer.

Within ten (10) days after the date on which the Acceptance Notice was due, the Tagging Members shall notify the Tag-Along Member that provided such Acceptance Notice of the number of Units held by the Tag-Along Member that will be included in the sale and the date on which the transaction will be closed.

In connection with a transfer of Units by the Tag-Along Members pursuant to this Section 9.6 (the "***Tag-Along Sale***"):

(i) any representations and warranties to be made by the Tag-Along Members in connection with the Tag-Along Sale will be limited to representations and warranties related to authority to sell, ownership and the ability to convey title to such Units;

(ii) the Tag-Along Members shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Tag-Along Sale, except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members; and

(iii) the liability for indemnification, if any, of the Tag-Along Members in the Tag-Along Sale and for the inaccuracy of any representations and warranties made by the Company or its Members in connection with such Tag-Along Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any Member of any identical representations, warranties and covenants provided by all Members), and is pro rata in proportion to, and does not exceed, the amount of the net consideration paid to such Tag-Along Members in connection with such Tag-Along Sale.

Notwithstanding anything in this Section 9.6 to the contrary, this Section 9.6 shall only apply to Transfers with respect to which: (i) the Company and the Members have not exercised their respective rights in full under Section 9.2 and/or Section 9.3 to purchase all of the Offered Interest, and (ii) the Dragging Members have not exercised their rights under Section 9.5.

9.7 Purchase by Company. Subject to Section 2.3, with the prior written consent of the Board, the Company may acquire a portion or all of a Member's Units, upon such terms, provisions, and conditions as may be agreed upon by the Company and such Member.

9.8 Disposition upon Termination of Marital Relationship. If the marital relationship of a Member is terminated by death or divorce and such Member does not succeed to his or her spouse's community interest in the Member's Units (or any part thereof), such Member shall have the first option to purchase all his or her spouse's interest in such Units, and, upon such Member's election to exercise such option, his or her spouse or the executor or administrator of such spouse's estate shall be obligated to sell such interest in such Units. The price at which such interest shall be purchased shall be an amount equal to the purchase price as would be determined as provided in Section 9.4 hereof, as if an Operative Event had occurred (and for purposes of determining the "Agreed Price," such Member's spouse shall be deemed the

"Subject Member" and such Member shall be deemed the "Nonsubject Member"). At the election of the Nonsubject Member, the purchase price may be paid in cash or in the form of an unsecured promissory note which shall be paid over a period of five (5) years in equal annual installments, with the first such installment being on the date that is one (1) year after the closing date of such purchase and sale, and there shall be no penalty for prepayment; unpaid principal balances shall bear interest at a variable rate per annum equal to the prime rate of interest published from time to time in the Wall Street Journal, Southwest Edition, or its successors, in effect from time to time, plus 1%, limited to the maximum lawful rate. The Board shall resolve any dispute among the parties involved in the transaction regarding the documentation of such promissory note. The Nonsubject Member's first option must be exercised within ninety (90) days after such death or divorce. Should such Member fail to exercise such option within such ninety (90) day period, such failure shall constitute an Operative Event hereunder, and the provisions of Section 9.4 shall apply.

9.9 Status After Transfer. No Member shall have the right, without the consent of the Board, to constitute its assignee as a Member (whether or not such transfer is permitted under this Article IX). A Person that receives any Units but that is not admitted to the Company as a substituted or additional Member (each such Person, an "***Unadmitted Assignee***") shall only be entitled to share in the Net Income and Net Losses of the Company and will not be entitled to any other rights, including voting rights and rights listed within the TBOC, and the Units held by any Unadmitted Assignee shall not be counted for voting or quorum purposes, including for purposes of determining the Percentage Interests. Any Person receiving any Units (whether or not such Person becomes a Member) shall not be entitled to Transfer its Units or any rights therein without fulfilling the conditions of this Article IX to the same extent and in the same manner as any Member that desires to effect a Transfer of Units.

9.10 Transfer Documents. Notwithstanding any other provision hereof to the contrary, the Company shall not recognize, for any purpose, any purported Transfer of all or any portion of or interest in a Member's Units unless and until the provisions of this Article IX have been satisfied and there shall have been delivered to the Company a dated notification of such Transfer (i) executed, acknowledged, and sworn to by both the Member effecting such Transfer and the Person to whom such interest is Transferred, (ii) if the assignee wishes to become a substituted Member, the acceptance by such assignee of all of the terms and provisions of this Agreement (including a grant by such assignee to the Board and any successors thereto and each of its officers of the power of attorney set forth in Section 2.7), and (iii) containing a representation that such Transfer was made in accordance with all applicable laws and regulations. Each Transfer shall be effective as of the first day of the calendar month immediately following the month in which the Company actually receives the aforesaid notification of Transfer.

9.11 Transfer Costs. All costs incurred by the Company in connection with the Transfer of an interest in the Company shall be borne and paid by the Member making the Transfer within ten (10) days after the receipt by such Member (or such Member's estate or legal representative, as applicable) of the Company's invoice for the amount due.

9.12 Admission of a Substituted Member. The Board may admit an assignee of any Unit(s) as a substituted Member. Upon admission, a substituted Member shall be subject to all provisions of this Agreement as if originally a party hereto as a Member.

9.13 Additional Members. Subject to Sections 2.3, 3.4, and 3.7, additional Persons may be admitted to the Company as Members and Units may be created and issued to those Persons with the approval of the Board. The terms of admission or issuance must specify the Units to be issued to each such Person and the Capital Contributions applicable thereto and may provide for the creation of different classes or groups of Members and having different rights, powers and duties. The Board shall reflect the creation of any new class or group in an amendment to this Agreement indicating the different rights, powers, and duties, and such an amendment need be executed only by the Board. Any such admission shall be effective

only after the new Member and, if applicable, such Member's spouse, has executed and delivered to the Board a document including the new Member's notice address and agreement to be bound by this Agreement. The provisions of this Section 9.13 shall not apply to Transfers of Units.

9.14 Effect of Change in Members. Subject to all of the provisions of this Agreement, admission of any new Member or the withdrawal, death, incapacity, dissolution, liquidation, bankruptcy or substitution of any Member shall not interrupt the continuity of or cause the winding up or termination of the Company.

9.15 Withdrawal. A Member does not have the right or power to withdraw from the Company as a Member, unless such Member has received the written consent of the Board. Notwithstanding the foregoing, the transfer by a Member of all of his or her Units in accordance with the provisions of this Article IX shall be deemed a withdrawal from the Company by such Member.

9.16 Market Stand-off. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, no Member shall sell, make any short sale of, loan, hypothecate, pledge, grant any option for the purchase of, or otherwise dispose or transfer for value or agree to engage in any of the foregoing transactions with respect to any equity securities of the Company without the prior written consent of the Company or its underwriters, for such period of time after the effective date of such registration statement as may be requested by the Company or such underwriters (not to exceed one hundred eighty (180) days). This Section 9.16 shall only remain in effect for the two (2) year period following the effective date of the Company's initial public offering. Each Member shall be subject to the market stand-off provisions of this Section 9.16 only if the officers, Managers and five percent (5%) equity holders of the Company are also subject to similar or more restrictive arrangements. In the event of any Unit dividend, split, recapitalization or other change affecting the Company's outstanding equity effected without receipt of consideration, then any new, substituted or additional securities distributed with respect to the Units shall be immediately subject to the provisions of this Section 9.16, to the same extent the Units are at such time covered by such provisions.

ARTICLE X
WINDING UP AND TERMINATION

10.1 Causes.

(a) In General. Each Member expressly waives any right which it might otherwise have to cause a winding up or termination of the Company except as set forth in this Section 10.1. Subject to Section 2.3, the Company shall go into a state of winding up and its affairs should be wound up only upon the occurrence of any of the following events:

(i) the agreement of a Majority in Interest;

(ii) the entry of a decree of judicial dissolution under Chapter 11 of the TBOC; or

(iii) the occurrence of any other circumstance which, as determined by the Board in its sole discretion, makes it unlawful, impossible or impracticable to carry on the Company's business.

(b) Member. Except as expressly provided above, the Bankruptcy, death or dissolution and liquidation of a Member shall not result in the winding up or termination of the Company, but the

rights of such Member to share in revenues and costs and to receive distributions of Net Cash Flow shall, upon the happening of such an event, devolve upon such Member's legal representative or successors-in-interest, as the case may be, subject to this Agreement, and the Company shall continue as a limited liability company. Without prejudice to the obligation of the affected Member hereunder, the Member's legal representative or successors-in-interest shall be liable for all of the obligations of the Member. In no event shall the legal representative or successors-in-interest of a Member become a substituted Member except in accordance with the provisions of Article IX.

10.2 Liquidator.

(a) In General. If the Company is to be wound up or has liquidated or become bankrupt, a Member or a liquidator selected by the Board shall commence to wind up the affairs of the Company and to liquidate and sell its assets. The party actually conducting such liquidation in accordance with the foregoing sentence, whether a Manager, a Member or a liquidator, is herein referred to as the "***Liquidator***." The Liquidator (if other than a Manager or a Member) shall have sufficient business expertise and competence to conduct the Winding Up and termination of the Company and, in the course thereof, to cause the Company to perform any contracts which the Company has or thereafter enters into. The Liquidator shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company property pursuant to such liquidation, having due regard for the activity and condition of the relevant market and general financial and economic conditions. The Liquidator (other than a Manager or a Member) appointed as provided herein shall be entitled to receive such reasonable compensation for its services as shall be agreed upon by the Liquidator and the Board.

(b) Successor Liquidator. The Liquidator may resign at any time by giving fifteen (15) days' prior written notice and, if the Liquidator is not a Manager, may be removed at any time, with or without cause, by the Board by a written notice of removal. Upon the death, dissolution, removal or resignation of the Liquidator, a successor and substitute Liquidator (who shall have and succeed to all the rights, powers and duties of the original Liquidator) will, within thirty (30) days thereafter, be appointed by the Board evidenced by written appointment and acceptance. The right to appoint a successor substitute Liquidator in the manner provided herein shall be recurring and continuing for so long as the functions and services of the Liquidator are authorized to continue under the provisions thereof, and every reference herein to the Liquidator will be deemed to refer also to any such successor or substitute Liquidator appointed in the manner herein provided.

(c) Powers. The Liquidator shall have and may exercise, without further authorization or consent of any of the parties hereto or their legal representatives or successors-in-interest, all of the powers conferred upon the Board under the terms of this Agreement to the extent necessary or desirable in the good faith judgment of the Liquidator to perform its duties and functions. The Liquidator (if not a Manager or a Member) shall, while acting in such capacity on behalf of the Company, be entitled to the indemnification rights set forth in Section 11.3.

10.3 Liquidation.

(a) Procedures. In the course of the Winding Up and terminating the business and affairs of the Company, its assets (other than cash) shall be sold, its liabilities and obligations to creditors (including any loan made by Members) and all expenses incurred in its liquidation shall be paid, and all resulting revenues and costs shall be credited or charged to the Capital Accounts of the Members in accordance with Article IV. All Company property shall be sold upon liquidation of the Company and no Company property shall be distributed in kind to the Members except by agreement of the Majority in Interest.

(b) Distribution. The net proceeds from such sales (after deducting all selling costs and expenses in connection therewith), together with (at the expiration of the period referred to in Section 10.4) the balance in the reserve account referred to in Section 10.4, shall be distributed as set forth below:

(i) first, to the creditors of the Company, including creditors who are Members, in the order of priority provided by law, in satisfaction of all liabilities and obligations of the Company (of any nature whatsoever, including fixed or contingent, matured or unmatured, legal or equitable, secured or unsecured), whether by payment or the making of reasonable provision for payment thereof; and

(ii) thereafter, to the Members in accordance with Section 4.3(a)(ii).

(c) Negative Capital Accounts. No Member shall be required to restore any deficit balance existing on its Capital Account at any time (including upon the liquidation and termination of the Company).

(d) Miscellaneous. The Liquidator shall be instructed to use all reasonable efforts to effect complete liquidation of the Company within one year after the date the event requiring the winding up of the Company occurs. Each holder of any Units shall look solely to the assets of the Company for all distributions and shall have no recourse therefor (upon termination or otherwise) against the Company, the Board or the Liquidator, except for any gross negligence or willful misconduct. Upon the completion of the liquidation of the Company and the distribution of all Company funds, the Board (or a Member or the Liquidator, as the case may be) shall have the authority to execute and record all documents required to effectuate the termination of the Company.

10.4 Creation of Reserves. After making payment or provision for payment of all debts and liabilities of the Company and all expenses of liquidation, the Liquidator may set up, for a period not to exceed one (1) year after the date of termination, such cash reserves as the Liquidator may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company; provided, however, that any unused portion of the reserves shall be distributed to the Members within four (4) years of the date on which such reserves were created.

10.5 Final Audit. Within a reasonable time following the completion of the liquidation, the Liquidator shall supply to each of the Members a statement, certified by the Company's Independent Accountants if a Member shall so request, which shall set forth the assets and the liabilities of the Company as of the date of complete liquidation, each Member's pro rata portion of distributions pursuant to Section 10.3, and the amount retained as reserves by the Liquidator pursuant to Section 10.4.

ARTICLE XI
STANDARD OF CARE; EXCULPATION; INDEMNIFICATION

11.1 Standard of Care. In the performance of their respective duties under this Agreement, and with respect to any action taken by the Board or the Members (including the Administrative Member in its capacity as such), or one or more officers designated by the Board, on behalf of or with respect to the Company, the Board and the Members (including the Administrative Member in its capacity as such) shall use reasonable, good faith efforts to conduct the business of the Company in good and businesslike manner and in accordance with good business practice.

11.2 Exculpation. Neither any Manager, any Member, any Related Party of a Manager or Member nor any Liquidator (each a "***Covered Person***") shall be liable to the Company or any Member

under any theory of law, including tort, contract or otherwise (INCLUDING A COVERED PERSON'S OWN NEGLIGENCE) for any loss, damage or claim incurred by reason of any act or omission by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, including any such loss, damage or claim attributable to errors in judgment, negligence or other fault of such Covered Person, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of gross negligence or willful misconduct of such Covered Person. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities, profits, losses or any other facts pertinent to the existence and amount of assets from which distributions to Members might properly be paid.

11.3 Indemnification. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect to any loss, damage or claim incurred by reason of gross negligence or willful misconduct of such Covered Person; provided, however, that any indemnity under this Article XI shall be provided out of and to the extent of Company assets only, and no Covered Person shall have any personal liability on account thereof. THE FOREGOING INDEMNITY IS INTENDED TO INDEMNIFY EACH COVERED PERSON FOR HIS OWN ACTS OF NEGLIGENCE AND SHALL APPLY IRRESPECTIVE OF ANY CLAIM OF CONCURRENT OR CONTRIBUTORY NEGLIGENCE ON THE PART OF SUCH COVERED PERSON. The indemnification provided by this Section 11.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise.

11.4 Expenses. To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person in defending any claim, demand, action, suit or proceeding for which indemnity is sought under this Agreement shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized under this Article XI.

11.5 Insurance. The Company will maintain its current Directors and Officers liability insurance policy, on behalf of the Managers and such other persons as the Board shall determine, in an amount and on terms and conditions satisfactory to the Board until such time as the Board determines that such insurance should be discontinued. If the Company or any of its successors or assignees consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger, then to the extent necessary, proper provision shall be made so that the successors and assignees of the Company assume the obligations of the Company with respect to indemnification of members of the Board as in effect immediately before such transaction, whether such obligations are contained in this Agreement, the Certificate of Formation, or elsewhere, as the case may be.

ARTICLE XII
MISCELLANEOUS

12.1 Notices and Approvals. All notices or requests or approvals provided for or permitted to be given pursuant to this Agreement must be in writing and shall be deemed effectively given upon the

earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail during the recipient's normal business hours, and if not sent during normal business hours, then on the recipient's next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. Each Member consents to the delivery of any notice at the electronic mail address provided by the Member to the Company, as updated from time to time by notice to the Company, or as on the books of the Company. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or corrected electronic mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each Member agrees to promptly notify the Company of any change in such Member's electronic mail address, and that failure to do so shall not affect the foregoing.

12.2 Choice of Law. THIS AGREEMENT IS ENTERED INTO AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE APPLICABLE LAWS OF THE STATE OF TEXAS. This Agreement shall be subject to all valid applicable laws and official orders, rules and regulations, and, in the event this Agreement or any portion thereof is, or the operations contemplated hereby are, found to be inconsistent with or contrary to any such laws or official orders, rules and regulations, the latter shall be deemed to control, and this Agreement shall be regarded as modified accordingly, and, as so modified, shall continue in full force and effect; provided, however, that nothing herein contained shall be construed as a waiver of any right to question or contest any such law, order, rule or regulation in any forum having jurisdiction in the premises.

12.3 Successors and Assigns. This Agreement shall be binding upon the Members, their heirs, executors, administrators, legal representatives, successors and permitted assigns.

12.4 Amendments. This Agreement, and any term hereof, may be amended or waived from time to time by agreement of a Majority in Interest; provided, however, that (a) no variations, modifications, amendments waivers or changes herein or hereof shall be binding upon any party or parties hereto unless reduced to writing and executed by the requisite Members approving such amendment; (b) nothing in this Section 12.4 shall limit the right of the Board to amend this Agreement in accordance with the terms of this Agreement, including Sections 2.7, 3.3 or 9.13; and (c) in the event any amendment would materially and adversely affect the rights or obligations of any class of Units or any Member in a different manner than all other classes of Units or Members (as applicable), such amendment shall also require the approval of a Majority in Interest of the class that would be materially and adversely affected thereby or approval of the applicable Member. Notwithstanding anything in this Agreement to the contrary, (i) any provision of this Agreement that establishes a percentage of a class of Units required to take or approve any action may not be amended in a way that would have the effect of reducing such required percentage unless such amendment is approved by Members of such class holding not less than the percentage of the Units of such class sought to be reduced; and (ii) nothing in this Section 12.4 shall be deemed to limit the right of the Company to create additional classes of Units or to create and issue additional Units, subject to the receipt of any approvals required pursuant to Sections 2.3, 3.4, and 3.7.

12.5 Entire Agreement. This Agreement embodies the entire agreement and understanding among the Members relating to the subject matter hereof, and shall supersede all their prior agreements and understandings relating to such subject matter, including the Prior Agreement.

12.6 Further Assurances. Each Member agrees to execute, with acknowledgment or affidavit if required, any and all documents and writings which may be necessary or expedient in connection with the formation of the Company and the achievement of its purposes, specifically including all such agreements, certificates, tax statements, tax returns and other documents as may be required of the Company or its

Members by the laws of the United States of America, the State of Texas or any political subdivision or agency thereof.

12.7 Company Property. The Members agree that the property and other assets of the Company are and shall be owned by the Company as an entity. Each Member, accordingly, does not own an undivided interest in such assets and properties.

12.8 Construction. Whenever required by the context, as used in this Agreement, the singular number shall include the plural and the neuter shall include the masculine or feminine gender, and vice versa. In this Agreement, unless a clear contrary intention appears, the term "including" shall be construed to be expansive rather than limiting in nature and to mean "including, without limitation." The Article and Section headings appearing in this Agreement are for convenience of reference only and are not intended, to any extent or for any purpose, to limit or define the text of any Article or Section.

12.9 Counterparts. This Agreement may be executed in counterparts, each of which shall be an original but all of which shall constitute but one document.

12.10 Disputes. The parties agree that if a controversy or claim between them arises and results in litigation, the courts of Travis County, Texas or the courts of the United States of America located in Travis County, Texas shall have exclusive jurisdiction to hear and decide such matter, and such parties hereby submit to the jurisdiction of such courts.

12.11 Specific Enforcement. The parties recognize that the parties' respective rights under this Agreement are unique, and, accordingly, the parties to this Agreement shall, in addition to such other remedies as may be available to them hereunder have the right to enforce their rights hereunder by actions for specific performance and injunctive and other equitable relief to the extent permitted by law.

12.12 Representation. Each of the Members represents, acknowledges and agrees that it has been represented by its own separate counsel with respect to financial, accounting, tax, legal and such other matters as it has deemed appropriate in connection with its investment in the Company. No Member has relied on any representations or advice from the Company, any other Member, any Affiliate of any other Member, or any employee, officer, director, agent or representative of any of the foregoing with respect to financial, account, tax, legal or other similar matters in connection with its investment in the Company.

12.13 Spouses' Community Interest Subject to this Agreement. The respective spouses of the individual Members join in the execution of this Agreement to evidence that the respective community interests of each, if any, in and to any of the Members' Units is subject to the terms and provisions of this Agreement in all respects as if such spouses were a Member hereunder with respect to such community interest. Any option to purchase a Member's Units pursuant to this Agreement shall include any interest therein owned by the spouse of such Member.

12.14 Limitation of Liability. Pursuant to Article 581-1 *et seq.* of the Texas Revised Civil Statutes (the "***Texas Securities Act***"), the liability under the Texas Securities Act of a lawyer, accountant, consultant, the firm of any of the foregoing, and any other person engaged to provide services relating to an offering of securities of the Company ("***Service Providers***") is limited to a maximum of three times the fee paid by the Company or seller of the Company's securities, unless the trier of fact finds that such Service Provider engaged in intentional wrongdoing in providing the services. By executing this Agreement, each Member hereby acknowledges the disclosure contained in this paragraph.

12.15 Right to Receive Offer of Participation. In the event either of the Class A Members (directly or through an Affiliate) decides to raise funds through outside equity investors to acquire or operate

after the date hereof one or more additional "Ranch Hand" restaurants, food trucks or other food service businesses to be owned by one or more future limited liability companies; one or more additional spirit distilleries or manufacture or any additional "Ranch Hand" branded business model that uses the name "Ranch Hand" in the beverage or restaurant industry, the Class A Members agree to provide each of the Major Investors with an offer to participate in such investment on whatever terms and conditions that the Class A Members may seek outside equity funding, which may or may not be the same or similar to the rights and preferences of the Preferred Members set forth in this Agreement, and the Major Investors shall have fourteen (14) calendar days to notify the Company of their desire to participate in such investment. To the extent the Major Investors desire to acquire the entire amount sought through outside equity investors in such future limited liability company, they shall each be allowed to purchase a pro rata amount of such offered equity investment based on such Major Investors' Percentage Interests (in each case, subject to reduction for similar rights held by investors in other limited liability companies founded by the Class A Members), or in such different amounts as they may agree among themselves. Once a Major Investor has elected not to participate in a subsequent outside equity funding, such Major Investor shall have no further rights to receive an offer of participation in any subsequent outside equity funding by the Class A Members of any future limited liability companies formed to acquire, own and operate additional "Ranch Hand" restaurants, food trucks or other food service businesses.

12.16 No Ownership or Interest in Certain Other Entities Owning an Alcohol Permit. Each Preferred Member acknowledges and understands that a subsidiary of the Company possesses, or will apply for, and maintain a permit for the manufacture and sale of alcohol. Each Preferred Member further acknowledges and understands that Texas law prohibits a Preferred Member from being an owner in the Company if such Preferred Member owns, directly or indirectly, an ownership interest in the business (including equity, equity options, convertible debt or similar interests) of (i) a retailer of alcohol products, (ii) a distributor of alcohol products (including a vineyard), or (iii) a retail package liquor store (off-premise liquor store) (each, a "***Prohibited Ownership***"). Each Preferred Member represents and warrants that it does not, directly or indirectly, own any interest in a Prohibited Ownership, and covenants and agrees with the Company that it will not, directly or indirectly, during the term of this Agreement, acquire, directly or indirectly, an interest in a Prohibited Ownership. Each Preferred Member agrees to promptly respond to any Company requests for information or data concerning Texas Alcoholic Beverage Commission licenses or for other regulatory agencies in connection with the Company's operations and sale of alcoholic beverages.

[SIGNATURES ON FOLLOWING PAGES]

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

MANAGERS:

DocuSigned by:
Brian Murphy
4285038D52834E9...

____
Brian R. Murphy

____
Quentin Cantu

____
Will Rives

____
Brian Isern

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

MANAGERS:

____
Brian R. Murphy

DocuSigned by:
Quentin Cantu
B6410A3674F0499...
____
Quentin Cantu

____
Will Rives

____
Brian Isern

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

MANAGERS:

____
Brian R. Murphy

____
Quentin Cantu

DocuSigned by:
Will Rives
E4C96BF2FC4F410...
____
Will Rives

____
Brian Isern

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

MANAGERS:

____
Brian R. Murphy

____
Quentin Cantu

____
Will Rives

DocuSigned by:
BRIAN ISERN
9A92C67B213345E...
____
Brian Isern

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

CLASS A MEMBER:

DocuSigned by:
Brian Murphy
4285038D52834E9...

Brian R. Murphy

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

CLASS A MEMBER:

DocuSigned by:
Quentin Cantu
B6410A3674F0499...

____
Quentin Cantu

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
Anne Randall
1802716AF6E54EE...

By:______________________________________
Name: Anne Randall

By: ______________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

Stage One Capital
____

DocuSigned by:
By: ______________________________________
C2414D7A5E8E423...
Name: Rick Wittenbraker
Title: GP

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
Dylan Barbour
E39D4D7AA72241E...

By:____________________________________
Name: Dylan Barbour

By: ____________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: __________________________________
Name: __________________________________
Title: __________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By: Laura Craddick
A2A78013D0E043B...
Name: Laura Craddick

By: ______________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ____________________________________

By: ______________________________________
Name: ______________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

KG Partners, LLC
____

DocuSigned by:
By: ____________________________________
E5ECDE7580274B7...
Name: Ryan Gravelle
Title: Member

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
Kyle Hency
BE0992B627AE4D8...

By:_____________________________________
Name: Kyle Hency

By: _____________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: _____________________________________
Name: _____________________________________
Title: _____________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By:______________________________________
B845223706324A5...
Name: Greg McWhir

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: ______________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

Vintra Holdings, LLC
____

DocuSigned by:
Vincent Sica
By: ______________________________________
Name: Vincent Sica
Title: Manager

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:

By:_______________________________________
7A7E91A32CEE4BA...

Name: William Castillo

By: _______________________________________

Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: _______________________________________

Name: _______________________________________

Title: _______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

HP Ryder Partnership
____

DocuSigned by:
Case McCoy
BE5F8278509B45B...

By: ___________________________________
Name: Case McCoy
Title: Managing Partner

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:

By:______________________________________
248CA39730DC48D...
Name: Marshall Newhouse

By: ______________________________________
Name: ______________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

RRSC Investment Group, LLC
____

DocuSigned by:
By: Jeff Burke
EDB9C8FE54AF430...
Name: Jeff Burke
Title: Manager

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: _____________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

BORA Fund II LP

By: BORA Venture Partners LLC, general partner

By: DocuSigned by: BRIAN ISERN 9A92C67B213345E...
Name: Brian Isern
Title: President

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

BORA Fund I LP
By: BORA Venture Partners LLC, general partner

DocuSigned by:
By: BRIAN ISERN
9A92C67B213345E...
Name: Brian Isern
Title: President

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:

By:______________________________________
8D2EDD271C3E49A...
Name: Brad Rives

By: ______________________________________
Name: ______________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:_______________________________________
Name: ____________________________________

By: _______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

BTK LLC
____

DocuSigned by:
By: Erin Koen
EF60A07D551943B...
Name: Erin Koen
Title: Managing Member

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

CAVU Holdings, Ltd
____

DocuSigned by:
By: Tim Berry
373FB1F370544F0...
Name: Tim Berry
Title: Manager

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:

By: [signature]
566EBC1E572943F...

Name: Charles Geren

By: ______________________________________

Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________

Name: ______________________________________

Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
Craig Allen
159A9D5E8408421...

By:______________________________________
Name: Craig Allen

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
1035B70EF9BF475...

By:______________________________________
Name: Dave & Odette Annable

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By: David Hughes
790A48957018469...
Name: David Hughes

By: ______________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ___________________________________
Name: ___________________________________
Title: ___________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
Daniel Foreman
3D70E0213AA0413...

By:______________________________________
Name: Daniel Foreman

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:

By: ____________________
C1981B0E7123417...
Name: Freddy Ford

By: ____________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ____________________
Name: ____________________
Title: ____________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By: Frederick Lyon
ED60A39665BC45A...
Name: Frederick and Rebecca Lyon

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By: James Greenway
DBDB10A98875416...
Name: James Greenway

By: ______________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________
Name: ______________________________
Title: ______________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

Guajillo RE Investments, LLC

DocuSigned by:
By: Ty Thaggard
89C6D9B64D7B4F4...
Name: Ty Thaggard
Title: Manager

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By:____
A3408A6F38384BC...
Name: Hannah Godwin

By: ____
Name: ______________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ____
Name: ____
Title: ____

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

JH Cahoots LLC
____

DocuSigned by:
Kyle Harder
4BE0B3DE905347C...

By: ______________________________________
Name: Kyle Harder
Title: Member

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:

By:____
69707690BB98477...
Name: Katie Kornel

By: _______________________________________
Name: ______________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ____________________________________
Name: ____________________________________
Title: ____________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
Marshall Williams
By:______________________________________
9967C6039C624F5...
Name: Marshall Williams

By: ______________________________________
Name: ______________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
Matt Gorman
By:___________ 262FB513C3D7454...
Name: Matt Gorman

By: _______________________________________
Name: ______________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ____________________________________
Name: ____________________________________
Title: ____________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
Mike Idell
By:______________________________________
CEF1500C5D904A4...
Name: Michael Idell

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By: Mindy Ellmer
9D5BE63ADD5541A...
Name: Mindy Ellmer

By: ______________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ___________________________________
Name: ___________________________________
Title: ___________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

Mollylea LLC

DocuSigned by:

By: Stephen Emery
1B2F0498AF2942B...
Name: J. Stephen Emery Jr.
Title: Managing Member

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

Nelson County Distilling Comany________

DocuSigned by:
By: Allan Latts
BDD6320EB0C3487...
Name: Allan Latts
Title: COO

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By: John Nugent
4B69D9AA90E64A8...
Name: John Nugent

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By:______________________________________
55A8626A01BD4D7
Name: Dave & Odette Annable

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:____________________________________
Name: __________________________________

By: ____________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

Open Road Capital
____

By: Elliott Hill

Name: Elliott Hill
Title: Manager- Open Road Capital

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:_____________________________________
Name: __________________________________

By: _____________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

Ranch Rider Investments LLC

DocuSigned by:

By: ________________________
ED992B233BB1483...
Name: Aaron Ross
Title: Aaron Ross

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:_____________________________________
Name: ____________________________________

By: _____________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

RH RR Ventures LLC

DocuSigned by:
Carlos Carreras
130F20BDFBC14C1

By: Carlos Carreras
Name: Carlos Carreras
Title: Manager

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:_____________________________________
Name: __________________________________

By: _____________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

RR ARTX, LLC ____________________

DocuSigned by:

By: ______________________________
CA1C3DE674D443A...
Name: Bradley McBride
Title: Manager

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
Elliott Schwartz
CE97CFA4FA534EF...

By:______________________________________
Name: Elliott Schwartz

By: ______________________________________
Name: ______________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
Paul Egan
5EEAD34DB0964EA...
By:____
Name: Shakey Graves (Alejandro Rose-Garcia)

By: ____
Name: ______________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ____________________________________
Name: ____________________________________
Title: ____________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

Swami's Trust

DocuSigned by:
By: Scott Eastwood
8CFF248805D94E4...
Name: Scott Reeves
Title: Mr

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:_____________________________________
Name: __________________________________

By: _____________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

T1R Land Holdings, LLC
____

DocuSigned by:
By: Stephen Clarke
Name: Stephen Clarke
Title: Manager

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:

By:______________________________________
FD7DBD77131F425...
Name: Johnathan Tate

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By: David Tierney
2A4015B64A7F433...
Name: David Tierney

By: ________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ________________________________
Name: ________________________________
Title: ________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:_____________________________________
Name: __________________________________

By: _____________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

Time 4 More LLC

DocuSigned by:
By: Hadi Fakhoury
3B5B701B0718486
Name: Hadi Fakhoury
Title: Hadi fakhoury mgr

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By: Zach Martin
4A384583BCDA469...
Name: Zach Martin & Becca Tobin

By: ______________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ___________________________________
Name: ___________________________________
Title: ___________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:

By: Dustin Donnell
ADA8C1F0B44F4F5...

Name: Dustin Donnell

By: ______________________________________

Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ___________________________________

Name: ___________________________________

Title: ___________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:_____________________________________
Name: ___________________________________

By: _____________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

Hegi Family Holdings, Ltd.

DocuSigned by:
By: Brian Hegi
66984769B8CD463...
Name: Brian F. Hegi
Title: General Partner

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
Matt Altenau
06E0933C2DC843C...

By:______________________________________
Name: Matt Altenau

By: ______________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ____________________________________
Name: ____________________________________
Title: ____________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By: Matt Pittman
0F7F4DA8E4CC413...
Name: Matt Pittman

By: ______________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

The David and Elizabeth Smith Revocable Trust

DocuSigned by:
By: ______________________________
5765220CE8D2423...
Name: David Smith
Title: Trustee

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
By: Bharath Potti
B1D821F25C184B5...
Name: Bharath Potti

By: ______________________________________
Name: _____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ______________________________________
Name: ______________________________________
Title: ______________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

DocuSigned by:
Joseph Pounder
FC289EEAF0F1430...

By:____
Name: Joseph Pounder

By: ____
Name: ______________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ____________________________________
Name: ____________________________________
Title: ____________________________________

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:_____________________________________
Name: __________________________________

By: _____________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

Loggia Group LLC
____

DocuSigned by:
By: Joseph Bauer
1E35BB1655AE448...
Name: Joseph Bauer
Title: Manager

IN WITNESS WHEREOF, the undersigned Members and Managers have caused this Agreement to be duly adopted by the Company effective as of the Effective Date.

PREFERRED MEMBER (INDIVIDUAL):

By:______________________________________
Name: ___________________________________

By: ______________________________________
Name: ____________________, Spouse of the Member Signing Above (pursuant to Section 12.13 of the Agreement)

PREFERRED MEMBER (ENTITY):

NAME OF PREFERRED MEMBER:

____

By: ___________________________________
Name: ___________________________________
Title: ___________________________________

EXHIBIT A

DEFINITIONS

In addition to the terms defined elsewhere in this Agreement, the following terms shall have the following meanings:

"***Adjusted Capital Account***" means, with respect to any Member, such Member's Capital Account as of the end of the relevant year, after giving effect to the following adjustments: (i) credit to such Capital Account any amounts which the Member is obligated to contribute to the Company, (ii) credit to such Capital Account the Member's share of Member Minimum Gain and the Member's share of Minimum Gain; and (iii) debit to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6). The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"***Administrative Member***" means Brian R. Murphy, or such other Person as may be appointed by the Board from time to time to perform certain administrative functions on behalf of the Company.

"***Affiliate***" means, when used with respect to a specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with the specified Person, provided that the Company shall not be deemed to be an Affiliate of any Member. For purposes of this definition "control," when used with respect to any specified Person, means the power to direct the management and policies of the Person, directly or indirectly, whether through the ownership of voting securities or other equity interests, by contract, by family relationship or otherwise; and the terms "controlling" and "controlled" have the meanings correlative to the foregoing.

"***Agreed Price***" means, with respect to the purchase of the Units of any Preferred Member pursuant to Article IX upon the occurrence of any Operative Event, an amount equal to the fair market value of such Units as determined by mutual agreement of the Subject Member and the Company or the Nonsubject Members, as the case may be; provided, however, that if the Subject Member and the Company or the Nonsubject Members, as the case may be, have not so agreed on such fair market value on or before the 30th day following any exercise by the Company or the Nonsubject Members of their option to purchase the Subject Member's Units pursuant to Section 9.4, either the Subject Member or the Company or the Nonsubject Members, as the case may be, may, by notice to the other, require the determination of fair market value to be made by one or more independent appraisers as described below. The Subject Member shall select one appraiser, and the Company or the Nonsubject Members, as the case may be, shall select another appraiser. The selected appraiser(s) shall proceed promptly to determine the fair market value (which shall take into account any applicable discounts for minority interest and lack of marketability) of such Units. The determination of the fair market value of such Units by the appraiser(s) selected as hereinabove provided shall be final and binding on all parties; and if two appraisers are unable to agree on the fair market value of such Units, said two appraisers shall select a third appraiser whose determination as to fair market value shall be final and binding on all parties. Each appraiser shall deliver a written report of his or her appraisal to the Company or the Nonsubject Members, as the case may be, and the Subject Member.

"***Agreement***" means this instrument, as amended, modified or restated from time to time pursuant to Section 12.4 hereof. All references to Sections are herein made, unless noted otherwise, to Sections of this Agreement.

"***Bankrupt***" or "***Bankruptcy***" means, in respect of a Member, the occurrence of any of the following with respect to such Member:

(a) commencement by such Member of any proceeding seeking relief under any bankruptcy or insolvency law, including a reorganization, arrangement, readjustment of debt, receivership, trusteeship or liquidation (hereinafter referred to as "***Bankruptcy Proceedings***");

(b) acquiescence by such Member to any Bankruptcy Proceeding commenced or brought against such Member by any other party or parties, it being deemed that such Member has acquiesced to any such Bankruptcy Proceeding that is not dismissed within sixty (60) days after the commencement thereof or if such Member, by action, inaction or answer, approves of, consents to, admits the material allegations of any petition filed in connection therewith or defaults in answering any such petition;

(c) final adjudication of such Member to be bankrupt or insolvent;

(d) expiration of sixty (60) days without termination, dismissal or discharge of the appointment of a trustee, receiver or liquidator, with or without such Member's consent, for all or any substantial part of the property of such Member, whether or not including such Member's Units; or

(e) execution by such Member of an assignment for the benefit of creditors.

"***BORA***" means (i) BORA Fund I and (ii) BORA Fund II. For purposes of this Agreement, BORA Fund I and BORA Fund II shall be deemed to be Affiliates of each other.

"***BORA Fund I***" means BORA Fund I LP, a Delaware limited partnership, and any successors thereto.

"***BORA Fund II***" means BORA Fund II LP, a Delaware limited partnership, and any successors thereto.

"***Capital Contributions***" of a Member means the aggregate amount of cash and the net fair market value (as determined in good faith by the Board) of property contributed to the Company pursuant to Article III and as set forth opposite such Member's name on the Unit Register, as the same may be amended from time to time in accordance with the terms of this Agreement.

"***Certificate of Formation***" means the Certificate of Formation of the Company dated July 10, 2019, as the same may be amended and/or restated from time to time.

"***Class A Member***" means Brian R. Murphy and Quentin Cantu, or any other Member holding Class A Units; provided, however, that if any Preferred Member owns Class A Units, such Preferred Member will be considered a Class A Member only with regard to the Class A Units owned by such Preferred Member, notwithstanding anything else in this Agreement to the contrary.

"***Class A Unit***" means a fractional share of the issued and outstanding membership interests of the Company held by a Member holding Class A Units as set forth on the Unit Register and the rights and obligations associated with such membership interests at the relevant time, including the allocation, distribution, consent, approval and management rights granted to the holders of Class A Units and any and all other benefits to which the holders of Class A Units may be entitled as provided in this Agreement, together with the obligations of such holders to comply with all the terms and provisions of this Agreement.

"***Class B Unit***" means a fractional share of the issued and outstanding membership interests of the Company held by a Member holding Class B Units as set forth on the Unit Register and the rights and obligations associated with such membership interests at the relevant time, including the allocation, distribution, consent, approval and management rights granted to the holders of Class B Units and any and all other benefits to which the holders of Class B Units may be entitled as provided in this Agreement, together with the obligations of such holders to comply with all the terms and provisions of this Agreement.

"***Class C Unit***" means a fractional share of the issued and outstanding membership interests of the Company held by a Member holding Class C Units as set forth on the Unit Register and the rights and obligations associated with such membership interests at the relevant time, including the allocation, distribution, consent, approval and management rights granted to the holders of Class C Units and any and all other benefits to which the holders of Class C Units may be entitled as provided in this Agreement, together with the obligations of such holders to comply with all the terms and provisions of this Agreement.

"***Class D Unit***" means a fractional share of the issued and outstanding membership interests of the Company held by a Member holding Class D Units as set forth on the Unit Register and the rights and obligations associated with such membership interests at the relevant time, including the allocation, distribution, consent, approval and management rights granted to the holders of Class D Units and any and all other benefits to which the holders of Class D Units may be entitled as provided in this Agreement, together with the obligations of such holders to comply with all the terms and provisions of this Agreement.

"***Class RR Unit***" means a fractional share of the issued and outstanding membership interests of the Company held by a Member holding Class RR Units, as set forth on the Unit Register and the rights and obligations associated with such membership interests at the relevant time, including the allocation, distribution, consent, approval and management rights granted to the holders of Class RR Units (if any) and any and all other benefits to which the holders of Class RR Units may be entitled as provided in this Agreement, together with the obligations of such holders to comply with all the terms and provisions of this Agreement.

"***Code***" means the Internal Revenue Code of 1986, as amended from time to time, and the corresponding provisions of any successor statute.

"***Company***" has the meaning set forth in the introductory paragraph of the Agreement.

"***Company Year***" means the calendar year.

"***Competitor of Heaven Hill***" means any supplier, producer, or manufacturer in the alcoholic beverage industry.

"***Fully-Diluted Units***" means the total Units then outstanding (including all options, rights to purchase, rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Units, including all options and warrants) and all Class RR Units authorized and available for issuance to the Company's employees, officers, Managers, consultants, advisors or service providers pursuant to any plan, agreement or similar arrangement approved by the Board.

"***Independent Accountants***" means the independent accountants selected by the Board.

"***Major Investor***" means any Preferred Member that, individually or together with such Preferred Member's Affiliates, holds at least 75,000 Preferred Units.

"***Majority in Interest***" means, (i) if determined prior to the date on which each Preferred Member's Unreturned Capital Amount has been reduced to zero in accordance with Section 4.3(a)(i), the approval of (A) the Members holding at least a majority of the outstanding Class A Units, voting as a separate class, and (B) the Preferred Unit Majority, or, with regard to any class of Units entitled to vote, the approval of the Members holding at least a majority of the outstanding Units of such applicable class, and (ii) if determined on or after the date on which each Preferred Member's Unreturned Capital Amount has been reduced to zero in accordance with Section 4.3(a)(i), the approval of the Members holding at least a majority of the outstanding Units of all classes of the Company entitled to vote, with all classes of Units entitled to vote voting as a single class, or, with regard to any class of Units entitled to vote, the approval of the Members holding at least a majority of the outstanding Units of such applicable class; provided, in each case under clauses (i) and (ii), that, (A) for so long as Heaven Hill continues to beneficially own its Preferred Unit Threshold, a "Majority in Interest" must include Heaven Hill, and, (B) for so long as BORA continues to beneficially own its Preferred Unit Threshold, a "Majority in Interest" must include BORA.

"***Manager***" means any Person serving as a manager of the Company and serving as such in accordance with this Agreement, but does not include any Person who has ceased to be a manager of the Company.

"***Member***" means any Person executing this Agreement as of the date of this Agreement as a member or hereafter admitted to the Company as a member as provided in this Agreement, who holds Units, but does not include any Person who has ceased to be a member in the Company.

"***Member Minimum Gain***" means the aggregate of the partner nonrecourse debt minimum gain amounts of the Company computed in accordance with Treasury Regulations Section 1.704-2(i)(3).

"***Member Nonrecourse Deductions***" shall be determined in accordance with the principles of Treasury Regulations Section 1.704-2(i)(1). The amount of Member Nonrecourse Deductions for a year is determined in accordance with Treasury Regulations Section 1.704-2(i)(2) and generally equals the net increase, if any, in the amount of Member Minimum Gain during that year, determined pursuant to Treasury Regulations Section 1.704-2(i)(3).

"***Minimum Gain***" means the aggregate gain, if any, that would be realized by the Company for purposes of computing income or loss with respect to each Company asset if each Company asset was disposed of by the Company in a taxable transaction in full satisfaction of all nonrecourse liabilities of the Company secured by such asset. Minimum Gain with respect to each Company asset shall be further determined in accordance with the rules of Treasury Regulations Section 1.704-2(d) and any subsequent rule or Treasury Regulation governing the determination of minimum gain. A Member's share of Minimum Gain at the end of any Company Year shall equal the aggregate Nonrecourse Deductions allocated to such Member (or his predecessors in interest) up to that time, less such Member's (and predecessors') aggregate share of decreases in Minimum Gain determined in accordance with Treasury Regulations Section 1.704-2(g).

"***Net Cash Flow***" means, with respect to any period, all cash revenues and receipts of the Company (excluding Capital Contributions); less (i) cash expended (other than to the extent expended from reserves established in accordance with clause (ii) of this definition) for debts and expenses of the Company and interest and principal payments on any indebtedness of the Company and (ii) reserves that the Board reasonably determines to be advisable. For purposes of determining Net Cash Flow, depreciation and amortization shall not be considered an expense of the Company. Net Cash Flow shall include all proceeds of any sale or other disposition of the assets of the Company, including a Sale of the Company. Net Cash Flow shall be determined consistent with the Company's financial statements, which shall be prepared in accordance with accounting principles used for federal income tax purposes.

"***Net Income***" means for a taxable year of the Company the excess of (i) the income and gain of the Company for such year determined in accordance with the accounting principles described in Section 4.1(a), over (ii) the deductions and losses of the Company for such year determined in accordance with the accounting principles described in Section 4.1(a).

"***Net Loss***" means for a taxable year of the Company the excess of (i) the deductions and losses of the Company for such year determined in accordance with the accounting principles described in Section 4.1(a), over (ii) the income and gain of the Company for such year determined in accordance with the accounting principles described in Section 4.1(a).

"***New Securities***" means, collectively, equity securities of the Company, whether or not currently authorized, as well as rights, options, or warrants to purchase such equity securities, or securities of any type whatsoever that are, or may become, convertible or exchangeable into or exercisable for such equity securities.

"***Nonrecourse Deductions***" means the excess, if any, of the net increase in the amount of Minimum Gain during a Company Year over the aggregate amount of any distributions during such year of proceeds of a nonrecourse liability that are allocable to an increase in Minimum Gain. The Nonrecourse Deductions of a year shall consist first of depreciation with respect to each item of Company property to the extent of the increase in Minimum Gain attributable to nonrecourse liabilities of the Company secured by such Company property, with the remainder of any Nonrecourse Deductions made up of a pro rata portion of the Company's other items of loss. Nonrecourse Deductions shall be further determined in accordance with the rules of Treasury Regulations Sections 1.704-2(b)(1) and 1.704-2(c) and any subsequent rule or regulation governing the determination of nonrecourse deductions.

"***Operative Event***", with respect to any Preferred Member, shall mean any of the following events:

(i) the death of such Preferred Member;

(ii) subject to Section 9.8, the termination of the marital relationship of such Preferred Member by death or divorce if such Preferred Member does not succeed to his or her spouse's community interest in the Preferred Member's Units or purchase such interest pursuant to the terms hereof, or the entering into of any property settlement arrangement or agreement in connection therewith, pursuant to which such Preferred Member's interest in his or her Units is to be diluted, lessened, encumbered or impaired;

(iii) the Bankruptcy of such Preferred Member;

(iv) the occurrence of an event that constitutes, or would result in, a Transfer of such Preferred Member's Units in violation of this Agreement;

(v) the withdrawal of such Preferred Member in violation of this Agreement; and

(vi) the filing by such Preferred Member of any action seeking a judicial dissolution of the Company under Chapter 11 of the TBOC.

"***Percentage Interest***" means, with regard to any Member, the percentage of the Company's total outstanding Units held by such Member.

"***Person***" means an individual, corporation, association, limited liability company, limited liability partnership, partnership, estate, trust, unincorporated organization or other entity or a government or any agency or political subdivision thereof.

"***Preferred Member***" means any Member holding Preferred Units; provided, however, that if any Class A Member owns Preferred Units, such Class A Member will be considered a Preferred Member only with regard to the Preferred Units owned by such Class A Member, notwithstanding anything else in this Agreement to the contrary.

"***Preferred Units***" means, collectively, the Class B Units, the Class C Units, and the Class D Units.

"***Preferred Unit Majority***" means the Preferred Members who collectively hold at least a majority of all issued and outstanding Preferred Units held by all Preferred Members, voting together as a single class; provided that (i) for so long as Heaven Hill continues to beneficially own its Preferred Unit Threshold, a "Preferred Unit Majority" must include Heaven Hill, and (ii) for so long as BORA continues to beneficially own its Preferred Unit Threshold, a "Preferred Unit Majority" must include BORA.

"***Preferred Unit Threshold***" means, (i) with respect to Heaven Hill, at least 50,000 Preferred Units and (ii) with respect to BORA, at least 219,278 Preferred Units, in each case under clauses (i) and (ii) subject to appropriate adjustment in the event of any unit distribution, unit split, combination, or other similar recapitalization with respect to the Preferred Units after the Effective Date).

"***Pro Rata Share***" means, with regard to any Member, the proportion that the outstanding Units held by such Member (including all outstanding Class RR Units held by such Member) bears to the total Units then outstanding (including all options, rights to purchase, rights convertible into, or exercisable or exchangeable for (in each case, directly or indirectly), Units, including all options and warrants, but not including Class RR Units authorized and available for issuance to the Company's employees, officers, Managers, consultants, advisors or service providers pursuant to any plan, agreement or similar arrangement approved by the Board).

"***Related Party***" means, as to any Member, (i) any Affiliate of such Member, (ii) any employee, manager, officer, director, member, shareholder or partner of such Member or of any Affiliate of such Member, (iii) any member of the family of any Person that is a Related Party of such Member, and (iv) all agents (whether or not disclosed) acting on behalf of or by the discretion of any of the foregoing.

"***Sale of the Company***" means either:

(1) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including any reorganization, merger or consolidation or stock transfer, but excluding any such transaction effected primarily for the purpose of changing the domicile of the Company), unless the Company's equityholders of record immediately prior to such transaction or series of related transactions hold, immediately after such transaction or series of related transactions, at least 50% of the voting power of the surviving or acquiring entity (provided that the sale by the Company of its securities for the purposes of raising additional funds shall not constitute a Sale of the Company hereunder); or

(2) a sale of all or substantially all of the assets of the Company.

"***Securities Act***" means the Securities Act of 1933, as amended.

"***TBOC***" means the Texas Business Organizations Code, as amended, and any successor statute.

"***Treasury Regulations***" means the Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***Units***" means the Units of the Company, including the Class A Units, the Class B Units, the Class C Units, the Class D Units and the Class RR Units; provided, however, that with respect to any Unadmitted Assignee, a Unit shall not include any rights except as expressly set forth in Section 9.9.

"***Unreturned Capital Amount***" means, with respect to a Preferred Member, an amount equal to such Preferred Member's initial cash Capital Contributions, as set forth on the Unit Register, increased by any Capital Contributions made by such Preferred Member to the Company and decreased by distributions to such Preferred Member pursuant to Sections 4.3(a)(i)a and 4.3(a)(ii)a as of the date on which the Unreturned Capital Amount is being determined.

"***Winding Up***" means the process of winding up the business and affairs of the Company as a result of the occurrence of an event requiring the winding up of the Company.

RANCH HAND SUPPLY CO. LLC
UNIT REGISTER